                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                AXYN CORPORATION
                 (Name of Small Business Issuer in Its Charter)


                STATE OF COLORADO                          95-4754179
        (State or Other Jurisdiction of                  (IRS Employer
         Incorporation or Organization)               Identification Number

#201-338 MONTREAL ROAD, VANIER, ONTARIO, CANADA             K1L 6B3
   (Address of Principal Executive Offices)                (Zip code)

                                 (613) 564-2996
              (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title Of Each Class                 Name Of Each Exchange On Which
         To Be So Registered                 Each Class Is To Be Registered

               None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, Par Value $.0001

                                (Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS.

                           Forward Looking Statements

This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. In particular, please see "Risk Factors" in Item 1.

        Currency Conversion.

        All monetary amounts are expressed in United States Dollars, unless specifically indicated otherwise. Where conversion from Canadian Dollars to United States Dollars has been made, the conversion factor used is one and one-half Canadian Dollars per one United States Dollar ($C1.50=$US1.00).

        Business Development.

        AXYN CORPORATION ("AXYN") is a Colorado corporation which owns 100% of the outstanding shares of AXYN Canada Corporation ("ACC"), a Canadian corporation, and AXYN TECHNOLOGIES CORPORATION, a Delaware corporation, which are engaged in the development, marketing, licensing and sales of Y2K products and services in Canada and the United States, respectively, which are explained below. AXYN, ACC, and AXYN TECHNOLOGIES Corporation are hereafter referred to collectively as the "Company".

        The Company's Common Stock trades in the over-the-counter market on the Electronic Bulletin Board ("EBB") under the symbol "AXYN" (previous symbol:TMPG). AXYN's EBB listing resulted from a reverse share exchange consummated on June 18, 1998, between ACC, and Thor Management Group, Inc. ("Thor"), which was the EBB listed company. As a result of the transaction, Thor acquired all of the outstanding Common Stock of ACC and Thor changed its name to AXYN CORPORATION (pronounced ak-shun).

        Thor was incorporated under the laws of the State of Colorado on January 12, 1998 and was established as a real estate management company located at 1422 Delgany Street, Denver, CO. Thor never conducted any business prior to the exchange of shares.

        The Company's US corporate mailing address is AXYN Corporation, 1122 North Stanford Drive, Simi Valley, CA 93065-9455. The Subsidiary's address is AXYN Canada Corporation, 201 - 338 Montreal Road, Vanier, Ontario, Canada K1L 6B3. Its telephone number is (613) 564-2996 and its fax number is (613)742-6068.

BUSINESS OF ISSUER.

        ACC began business as a Year 2000 ("Y2K") solutions supplier for desktop and embedded systems ("Y2K sectors"). A desktop system is typically a software system that operates on desk-top computers, including servers, workstations, and smaller computers. It is typically single-user computer, and may be either networked or stand alone. These computers are often called "personal computers" or "PCs". An embedded system is a software system that is embedded directly into computer chips and is generally not subject to reprogramming. A Y2K problem arises when dates and date codes in the software systems use only two digits to identify the year, such "99", for the year 1999, with the first two digits "19" implied. When the year 2000 commences, some computers and systems will read the year as "1900" rather than "2000". The wrong date might cause numerous problems. A system is Y2K compliant when it will recognize the right date. The Company established two separate strategies to develop or acquire products and services for its two Y2K sectors.

        Y2K DESKTOP SOLUTIONS The Company identified a requirement for PCs and network workstations to be Y2K compliant. The Company identified several PC Y2K vulnerabilities needing assessment and remediation tools. These were: 1) hardware clocks in PCs, namely the real time clock, the BIOS and the system clock; 2) operating systems software, such as DOS or Windows; 3) application programs such as accounting systems and commercial-off-the-shelf software; 4) custom software programs developed in languages such as C, C++, COBOL, Microfocus COBOL, Visual Basic and Fortran; and 5) the need to fix data used by or created from these applications. These potential Y2K failure risks could each independently or in conjunction with each other cause the PC to malfunction as a result of Y2K errors.

        The Company developed software and acquired intellectual property rights to tools that addressed these Y2K problems associated with PCs and network workstations. The Company established a software support center in Ottawa and manages product development and distribution from this center for its resellers and customers.

        The Company licenses two technologies from MPT Millennium Patent Technologies Corporation Limited ("MPT"), Date Overloading and the DateManager 2000 product. Date Overloading was licensed to be integrated into a legacy Y2K product that was abandoned by the Company. No sales were recorded for this technology. The DateManager 2000 product is available on a CD-ROM and through a downloadable version on its Web site for general distribution. The Company is the exclusive distributor for DateManager 2000 in its territory. The Company pays MPT 16% of net sales proceeds, and a cash fee of $10,000 annually for upgrades and support. ACC and AXYN Technologies have entered into exclusive distribution agreements for DateManager 2000 for their respective territories. Marketing agreements with other vendors of desktop tools are included in a suite of software tools to be distributed directly to existing large clients and the tools are also distributed through a network of Canadian resellers and Value Added Resellers. The principal revenues are generated from the sale of licenses to these channels. The Company expects that sales of software will peak as the year 2000 approaches.

        The DateManager 2000 product is an assessment tool that analyses software applications on PCs and compares executable programs and DLLs to a database of over 23,000 software programs. All software in the DateManager 2000 database has been independently tested and the database is updated monthly. Users of DateManager 2000 can rerun the software multiple times as they introduce new software to their PC environment, thus allowing for continual assessment of the PCs Y2K compliant software programs.

        The Company's other PC and Network workstation tools include:

           TOOL                MANUFACTURER                  FEATURES                        COST
     DateManager Pro          BCS                    PC Software Assessment          $   49.95/PC Qty 1

     Evolution2000            The Penton Group       PC hardware Fix Program         $    5.00/PC Qty 1
     Excelsior                Darkstar Systems       EXCEL Repair tool               $  149.00/PC Qty 1
     Network 2000             Netsuite               Network Y2K Assessment          $3050.00/Net Qty 1
     DateManager 2000         AXYN                   PC Software Assessment          $   39.95/PC Qty 1

        The Company and its resellers have not been dependent on a single or narrow customer base, as most commercial and government enterprises have significant PC Y2K risks.

        Y2K EMBEDDED SYSTEMS During the fiscal quarter ending June 30, 1999, the Company completed the development of its AXYN Corporation Embedded Systems ("ACES") software that allows the Company's engineers to 1) inventory, 2) assess, 3) recommend, 4) test, and 5) provide contingency plans for organizations with embedded systems. The ACES is a testing based methodology. ACES complies to the Institute of Electrical Engineers of the UK (IEE) and the British Standard Institute definition for Y2K compliance, which is generally accepted worldwide.

        ACES evolved from initial work completed for the World Bank where the Company, and its affiliate, Axyn Technologies Corporation, a Delaware corporation, provided on-site per diem personnel to provide embedded systems analysis to the World Bank's entire office complex including all structures in the block bordered by 18th, 19th, H and G streets located in Washington DC, totaling approximately five million square feet of office space. The Company and Axyn Technology Corporation developed a database program that allows the embedded systems program manager to collect data on facilities and potential microprocessor devices and to apply risk priorities that are used to catalogue, categorize and prioritize risks to organizations with embedded systems.

        The Company acquired all of the outstanding stock of Axyn Technology Corporation in the fiscal quarter ending June 30, 1999. See Part I, Item 7, and
Part II, Item 4.

        In the fiscal quarter ending June 30, 1999, the Company bid and won a supply contract with the Canadian Government giving the Company first rights of refusal on the Y2K building assets of the Canadian government, coast-to-coast. While individual departments are required to complete assessments and contingency plans, all departments coordinate these activities through a central organization called Public Works and Government Services Canada ("PWGSC"). PWGSC awarded the Company a blanket Supply Agreement with individual call-ups (purchase orders) in amounts not to exceed $C200,000. While no ceiling amount was set in this agreement, the Company expects that quarterly call-ups will establish a baseline as to the number of buildings to be assessed and ongoing backlog of work to be completed. Estimates of the government of between 2,000 and 5,000 buildings at an average per building cost of between $C5,000 and $C10,000 could generate demand in excess of $C5 million should the government elect to undertake all of this work under the Company's agreement.

        The Company, as the prime contractor, working with nine subcontractors located across Canada, collectively have a team in excess of 700 experienced Y2K engineers and technicians. This single contract is a significant contract and the Company's reliance on

PWGSC and the Canadian Government to undertake this work is critical to the Company's revenue and earnings in the future. Work was initiated in June, 1999, and while early in the contract cycle, the Company has received call-ups valued in excess of $C1,000,000 as of July 31, 1999.

        PWGSC received in excess of ten bids for this work. Two other Supply Agreements were awarded but are subject to the Company having first rights to complete any and all work, subject to the availability of resources and the Company's track record in delivery of call-ups to date. Management of the Company expect that the Company can undertake 200 buildings per month with its existing team and the Company has identified other subcontractors that could increase its delivery capacity to over 500 buildings per month. Gross margins on Y2K embedded services are expected to exceed 30% for direct work and 25% on subcontracted work. The Company is responsible for program management, which includes scheduling and coordination of all project tasks, contract work, logistics and report coordination.

        In addition to the Company's Y2K business unit, the Company has established additional business lines: Systems Integration; Mobile Communications and Computing; and the Internet/e-Commerce business unit. These are described below.

        SYSTEM INTEGRATION - In November, 1998, the Company acquired Burlington Systems Integration, a systems integration company with offices located in Toronto, Canada. Established in 1993, Burlington Systems Integration provided systems integration, network management, and hardware and software implementation services to both public and private sector clients. As part of the Company, the Toronto office of Burlington Systems Integration will oversee the systems integration opportunities for the Company. As a complement to systems integration, network management, and hardware and software implementation services, the Company has established a hardware commodity brokerage capability providing for the resale of high volume computer systems, components and parts to large integrators and end-users seeking access to volume buying channels. The Company maintains technical and sales reseller status with leading technology suppliers and companies. Currently the Company has established reseller relationships with Microsoft, IBM, Hewlett-Packard, Sun Microsystems, Merisel, Ingram and Corel.

        MOBILE COMMUNICATIONS AND COMPUTING - In the fiscal quarter ending June 30, 1999, the Company acquired a controlling interest in SYSCAN International through the acquisition of 57.6% of the shares of the Corporation held by it's founder, Mr. Daniel C. Benoit. SYSCAN is a manufacturer of mobile communications and computing devices such as rugged printers, cradles for cellular communication devices, global positioning system equipment, data capture devices such as scanners and optical readers, and specialized software for communications and routing of mobile assets such as trucks and automobiles. SYSCAN, a public company on the Canadian Dealers Network (CDN), symbol `SYSN', had completed development of a number of products and sought a partner to provide, sales, marketing, and financial support to launch its latest products. The Company seeks to develop total turnkey solutions for large government and Fortune 500 clients who require a solutions company to build systems to manage and control their mobile assets.

        The Company has established a business plan to develop its mobile communications and computing ("MC&C") business in fiscal year 2000 and expects revenues from this business to be a significant portion of the Company's overall revenues within three years. The Company will utilize existing sales channels to develop MC&C solutions and will seek government, commercial and industrial contracts in the areas of public safety and security, logistics, healthcare and distance education sectors.

        In discussion with SYSCAN's original equipment manufacturer ("OEM") customers, the Company has established that traditional equipment suppliers to MC&C markets, such as TELXON, PSION, NORAND/INTERMEC, TEKLOGIX and SYMBOL, seek integrators to build "total solutions" for their customers. These OEMs have strong customer loyalties and seek to apply the latest technology innovations to gain competitive advantage for their products. The Company seeks to build on these relationships to deliver unique "made by AXYN" solutions to satisfy the need to utilize the latest MC&C hardware and software solutions. Existing clients of SYSCAN and the Company's OEM customers include Coca Cola, Pepsi, McDonalds, Bell, Wal-Mart, Giant Tiger, A & P, Randalls, Walgreens, Labatts and others.

        The Company believes that the accelerating growth in the MC&C market offers the Company and its shareholders opportunities for growth in the future. Many companies and service organizations are turning to mobile technologies to improve performance levels and bottom-line cost-effectiveness. The MC&C field demands the highly specialized capability to integrate new hardware devices that take advantage of both existing and emerging wireless portals with the many new software applications that will bring these new technologies together in the everyday lives of an increasingly mobile workforce.

        The Company's focus is on cutting edge MC&C technology applications (utilizing wireless portal technology) requiring rugged, reliable solutions that can withstand the extremes of distance, the environment and heavy use.

        The Company's business plan also includes the provision of specialized computer, communication and monitoring equipment to support both local and remote asset management, including mobile assets found in vehicles, handheld two-way digital paging systems, such as Research In Motion's data pager, and portable electronic suitcase solutions.

NEW BUSINESSES.

        The Company completed the purchase of three companies on June 30, 1999, that provide an entry into the Internet and e-Commerce services business. The Company acquired Le Groupe Mobitech, Inc., Profil CDI, Inc., and Services Internet Quebec, Inc., all of which are Canadian corporations. The acquisitions were completed as an exchange of stock between ACC and the shareholders of the acquired companies. The shares of ACC issued to the shareholders of the acquired companies are convertible on a share for share basis into the Common Stock of the Company. See Part II, Item 4 for more information about the issuance of shares. The Company believes that the growth of Internet sales and e-commerce provides new opportunities for the Company. A brief description of each business follows:

        Le Groupe Mobitech Inc. is a Quebec based holding company that acquired the business of Tandberg's Quebec operations in early June 1999. Tandberg is a leading video conferencing manufacturer. The Company's acquisition of Mobitech establishes Mobitech and the Tandberg sales and support business as part of the Company.

        Profil CDI is a Quebec company operating since 1995 providing Web based multimedia design and consulting services. Profile CDI acts as a technology partner to its clients, by offering complete, professional services in the design of interactive presentations, design of commercial web sites, electronic commerce and security transactions.

        Services Internet Quebec is a Quebec company operating since 1997 as an Internet Service Provider providing Web access, site hosting, secure e-commerce transactions over the Internet, Web design services and consulting for Internet and intranets.

Diversification of Business

        The Company is not dependent on any one customer or group of customers, any one business line or product, or any one economy. The Company has a broad range of products and services in five primary market sectors in North America, and through its resellers in many other parts of the world. However, the Company's business plan calls for a significant increase in sales to its primary markets. See Item 1, Risk Factors: "The Company Has No Assurance of Market Acceptance Of Its Solutions, Products or Services" and "The Company Has No Assurance That Its Marketing and Distribution Methods Will Be Successful".

Backlog of Orders

        The Company currently has a backlog of orders of approximately $1.6 million. This comes from Syscan with a supply contract with TELXON Corporation for approximately 2,500 ZFP-2 printers over the next 18 months in the amount of $C1,710,000, and call-ups for Y2K work with the Canadian Government in the amount of $C750,000.

Revenue Recognition Policies

        Revenue from consulting, and other services is recognized at the time such services are rendered. Revenue from software license sales are recognized upon delivery, if collectability is assured. Revenue from maintenance or support contracts is deferred and recognized ratably over the term of the contract.

Competition

        The Y2K desktop and PC remediation tools market is very competitive with large PC vendors such as COMPAQ re-branding and selling competing products. Price and functionality are major competitive factors with Y2K software being sold as a commodity software product. Competitors include Norton's Utility 2000, GMT's Check 2000 and Check 2000 Pro, Viasoft and Platinum competitive offerings.

        The Y2K embedded systems market is more focused on original equipment manufacturers and engineering /facility managers with knowledge of the systems typically found in buildings and in factories. In the US, Litton, Tava and Raytheon are major competitors and in Canada Oerlikon, System 2000 and local engineering companies compete with the Company.

        The Company competes in the market for mobile communications and computing solutions. Many players are now entering this sector. Some of note include:

- MSN Mobile is Microsoft's entry into the mobile software applications arena. Microsoft acquired OmniBrowse Inc. in June 1999, a company developing applications for handheld devices

- Tegic Communications is a software developer of T9 and other software that allows wireless devices to enter text and send and receive email, messages and access to the web. Tegic has 60 employees and relationships with Ericsson, Nokia, Motorola, Siemens Sony, Qualcomm and other license partners.

- Riverbed Technologies is a developer of software applications for the mobile workforce. Applications have been built for the exchange of mission critical data, healthcare and asset management between mobile devices and servers to allow for data synchronisation.

- SnapTrack is a software developer providing a DSP interface to existing handheld devices by providing software linked to a ground-based server for locating a wireless caller. SnapTrack is more accurate, sensitive and cost-effective than standalone GPS technology.

- Saraide.com's technology allows consumers to connect e-mail and Internet data to wireless devices such as phones, pagers and personal digital assistants.

- Research in Motion has had two successful new mobile devices launched within the last 12 months, "RIM" and their latest product "Blackberry". These devices communicate to e-mail, pagers, faxes and Internet systems.

- Descartes is a software developer building applications for the supply-chain management sector.

        The opportunity for the Company is not to compete directly with these companies, but to build and supply products to them, build applications for them, build solutions for clients that take advantage of their generic products or provide the management and technical expertise to implement their products.

        The market supports both direct sales to these product companies and also allows the Company to provide solutions that build upon our knowledge of the limits of mobile technology. This allows the Company to take a leadership position in delivering advanced mobile solutions. The challenge is not the technology; the challenge is generating value to our customers in using this technology. This allows the Company to have a competitive advantage over other, much larger wireless players such as AT&T who focus on a single wireless component such as providing basic infrastructure. A number of companies are building the pieces and the Company believes it can create value for wireless users by identifying, integrating, and delivering value-added solutions.

Research and Development

        The Company's recent acquisitions have been based in Quebec and as such the Company now has a strong development capability in the province of Quebec. Recently introduced incentives by the Quebec government, seeking to attract high tech firms, provides an additional cost incentive for the Company. Two recent programs provide for a) up to $C25,000 per developer/researcher, per year for up to seven years to develop products in the province; and b) an ability to fund research and development through special income tax write-offs for start-up research and development ventures. The Company intends to take advantage of these incentives.

Employees

        The Company currently has 76 employees as follows:

         AXYN Corporation                       5
         AXYN Technologies Corporation          4
         AXYN Canada Corporation               20
         Burlington Systems Integration         3
         Syscan International                  35
         Mobitech/SIQ/Profil CDI                9
                                              ---
                                      Total    76

REPORTS TO SECURITY HOLDERS.

        The Company has audited financial statements for its fiscal years ended June 30, 1998. The Company regularly reports its unaudited quarterly reports to market makers and provides copies to Standard & Poors and Dun and Bradstreet.

        Upon effective date of the FORM 10 SB, the Company will send its audited annual report to all shareholders of record. All SEC, NASD/NASDAQ and CDN/TSE reporting requirements will be complied with and filed with EDGAR and SEDAR electronic database services for public access.

        The public is hereby authorized by the Corporation to read and make copies of any materials filed with the SEC and may be reviewed at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company also submits electronic filings of all SEC documentation requirements and reports, and these can be accessed through the SEC's Internet site (at http://www.sec.gov). The Company maintains corporate information, press releases, investor relations information, products, services, demo software and corporate contact information at its Internet site at www.axyn.com.

        The Company provides its financial results in the form of consolidated financial statements, audited for each fiscal period of operations and these statements comply with United States generally accepted accounting principles.

Available Information

        Prior to the effectiveness of this Registration Statement, the Company has not been required to file periodic reports with the Securities and Exchange Commission. Syscan International Inc. is a fully reporting company on the Toronto Canadian Dealing Network (CDN) trading under the symbol: SYSN. Audited statements for the past three years for Syscan are included.

RISK FACTORS

THE COMPANY INCURRED SIGNIFICANT OPERATING LOSSES.

        For the three quarters ending March 31, 1999, the Company incurred a loss of $883,765 as compared to a loss of $2,242 for the initial fiscal year from February 24, 1998 to June 30, 1998 which was the first five months ended June 30, 1998. For the three quarters ending March 31, 1999, on the Company's pro forma statement of net loss, the Company incurred a loss of $756,997 as compared to a loss of $2,242 for the initial fiscal year from February 24, 1998 to June 30, 1998 which was the first five months ended June 30, 1998. There can be no assurance that the Company will be able to generate sufficient revenues to operate profitably in the future or to pay the Company's debts as they become due. The Company is dependent upon successful completion of future capital infusions to continue operations. See " Management's Discussion and Analysis of Financial Condition" and "Financial Statements".

THE COMPANY MIGHT NOT BE SUCCESSFUL IN IMPLEMENTING ITS DOMESTIC AND WORLDWIDE PROPOSED TRANSITION FROM Y2K AND EXPANSION.

        The Company intends to transition from the provision of Y2K products and services to the provision of products, services and solutions in the mobile communications and computing, control centers, Internet and e-Commerce and systems integration and expand its operations domestically and internationally; however, the Company has limited experience in effectuating rapid expansion or in managing operations which are geographically dispersed. There can be no assurance the Company's current management, personnel and other corporate infrastructure will be adequate to manage the Company's growth. Expansion internationally will require business relationships outside North America who will provide capital and personnel to fund the operations internationally. There can be no assurance business partners will perform its contemplated duties in Europe and will be able to raise the capital and employ the personnel required to successfully implement worldwide operations. Accordingly, there is significant risk that the Company will not be able to meet its goal of substantial domestic and international expansion within the next twelve months.

THE COMPANY LACKS A LONG OPERATING HISTORY.

        The Company has a limited operating history upon which an evaluation of the Company can be based. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet, communications and computer systems. In addition, the Company will be subject to all of the risks, uncertainties, expenses, delays, problems and difficulties typically encountered in the growth of an emerging business and the development and commercialization of new products. There can be no assurance that unanticipated expenses, problems or technical difficulties will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization.

THE COMPANY MAY HAVE INSUFFICIENT CAPITAL FOR FUTURE OPERATIONS.

        The Company anticipates, based on its current proposed plans and assumptions relating to its operations, that current cash reserves, together with projected cash inflow from operations and access to debt financing, will be sufficient to satisfy its contemplated cash requirements for the next fiscal year. The expansion of operations through acquisitions and expanded requirements for research and development relating to new product development will require substantial financial funding. The failure to acquire additional funding when required will have a material adverse effect on the Company's business prospects. Delays in funding will delay new product development and acquisitions postponed until sufficient capital resources are in place to meet expected cash requirements. The Company currently has an established line of bank credit but additional acquisitions and growth in contracts will necessitate increases to these lines of credit. As the Company grows financing of contracts and receivables will become critical to its growth. Changes in the economy generally, or in the mobile communications and computing and the electronic commerce field in particular, might make financing of customer contracts unavailable, or if available, at unfavorable rates. Without the proper financing of customer contracts by a finance company, the Company is likely to have difficulty in funding its on-going operations.

THE COMPANY HAS NO ASSURANCE OF MARKET ACCEPTANCE OF ITS PRODUCTS.

        The Company is at an early stage of growth and its earnings growth depends primarily upon market acceptance of its products and services, including the Y2K products, MC&C systems, Internet and electronic commerce services and solutions and systems integration solutions. There can be no assurance that the Company's product and service development efforts will progress further with respect to any potential new products and services or that they will be successfully completed. In addition, there can be no assurance that the Company's potential new products will be capable of being produced in commercial quantities at reasonable costs or that they will achieve customer acceptance.

THE COMPANY HAS NO ASSURANCE THAT ITS MARKETING AND DISTRIBUTION METHODS WILL BE SUCCESSFUL.

        There can be no assurance that the Company's products will be successfully marketed. The Company is dependent on value-added resellers, VARs and distributors (business partners) in addition to its direct sales force to market its products and services. There is no assurance that the Company's business partners will be successful in marketing the Company's products and services.

        The Company's success is dependent in part on its ability to sell its products to governmental agencies, including police forces, healthcare organizations, educational institutions, and large business organizations. Selling to governmental agencies and larger companies generally requires a long sales process, with multiple layers of review and approval. Often non-business factors enter into the decision to purchase products. Such factors might include the residence and origin of the supplier of the products, the nature of the supplier and the distributor, the ethnic and gender characteristics of personnel and owners of the Company selling or distributing the products, political and other contacts, and other peculiar factors. Accordingly, the success of selling to these potential customers is uncertain.

        The Company does not have sufficient experience in marketing its products to determine the optimum distribution methods. Accordingly, the Company might be in a position requiring change in its sales, distribution, and marketing strategies and implementation.

THE COMPANY IS DEPENDENT ON SUCCESSFUL NEW PRODUCTS AND PRODUCT ENHANCEMENTS INTRODUCTIONS AND MAY SUFFER PRODUCT DELAYS.

        The Company's success depends on, among other things, the timely introduction of successful new products and services or enhancements of existing products to replace declining revenues from products at the latter stage of a product cycle. Consumer preferences for software products are difficult to predict, and few consumer software products achieve sustained market acceptance. If revenues from new products or enhancements do not replace declining revenues from existing products, the Company's business, operating results and financial condition could be materially adversely affected. The process of developing software products and electronic and communications systems such as those offered by the Company is extremely complex and is expected to become more complex. A significant delay in the introduction of one or more new products or enhancements could have a material adverse effect on the ultimate success of such products and on the Company's business, operating results and financial condition.

THE COMPANY MUST DO BUSINESS IN A DEVELOPING MARKET AND FACE NEW ENTRANTS

        The market for Wireless and Internet products and solutions is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services. The diverse segments of the Internet market might not provide opportunities for more than one supplier of products and services similar to those of the Company. It is possible that a single supplier may dominate one or more market segments.

THE COMPANY FACES FORMIDABLE COMPETITION

        The Company competes with many other Y2K, mobile communications and computing, Internet and electronic commerce and systems integration providers. The Company will face competition from numerous sources including communications and computer companies, software houses, manufacturers, integrators and others with the technical capabilities and expertise which would encourage them to develop and commercialize competitive products and services. Certain of such competitors have substantially greater financial, technical, marketing, distribution, personnel and other resources than the Company. Increased competition, resulting from, among other things, the timing of competitive product releases and the similarity of such products to those of the Company, may result in significant price competition, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Current and future competitors with greater financial resources than the Company may be able to carry larger inventories, undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make higher offers or guarantees to software developers and co-development partners than the Company. There can be no assurance that the Company will have the resources required to respond effectively to the market or technological changes or to compete successfully with current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect the Company's business, operating results or financial condition.

THE COMPANY MIGHT BE OVERTAKEN BY TECHNOLOGICAL CHANGE WHICH COULD MAKE THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE.

        The markets for mobile communications and computing, Internet and electronic commerce products and services are characterized by rapidly changing technology which results in product obsolescence and short product life cycles. Accordingly, the Company's success is dependent upon the ability of the subsidiaries to anticipate technological changes in the industry and to conditionally identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements. There can be no assurance that competitors will not market products and services which have perceived advantages over those of the subsidiary or which render the subsidiary's products and services obsolete or less marketable.

THE COMPANY MIGHT BE SUBJECT TO GOVERNMENT REGULATION WHICH COULD HARM THE COMPANY'S PROSPECTS.

        The Company is not currently subject to direct regulation by any government agency in the United States, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. For example, although the Communications Decency Act was held to be unconstitutional, there can be no assurance that similar legislation will not be enacted in the future. Such laws or regulations could also limit the growth of the Internet, which could in turn decrease the demand for the Company's proposed products and services and increase the Company's cost of doing business. Inasmuch as the applicability to the Internet of the existing laws governing issues such as property ownership, libel and personal privacy is uncertain, any such new legislation or regulation or the application of existing laws and regulations to the Internet could have an adverse effect on the Company's business and prospects.

THE SUCCESS OF THE COMPANY IS DEPENDENT ON EXECUTIVE OFFICERS AND KEY MANAGEMENT PERSONNEL

        The Company's success is dependent upon the continued contributions of its executive officers and key management personnel in the subsidiary, many of whom would be difficult to replace. The success of the Company is also dependent upon its ability to hire and retain additional qualified management, marketing, technical, financial and other personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to hire or retain qualified personnel. Any inability to attract and retain qualified management and other personnel could have a material adverse effect on the Company.

THE COMPANY MIGHT FACE LIABILITY FOR INFORMATION SERVICES.

        Because materials may be downloaded by the online or Internet services operated or facilitated by the Company and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of such materials. Such claims have been brought, and sometimes successfully pressed, against online service providers in the past. The Company's general liability insurance might not cover potential claims of this type or might not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability or legal defense expenses that are not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, operating results and financial condition.

AUTHORIZATION OF PREFERRED STOCK ALLOWS THE COMPANY TO ISSUE PREFERRED STOCK WITHOUT THE INVESTORS' CONSENT.

        The Company's Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock without any need for approval of shareholders. The Board of Directors has the power to establish the dividend rates, liquidation preferences and voting rights of any series of preferred stock and these rights may be superior to the rights of holders of the Common Stock.

The Board also may establish redemption and conversion terms and privileges with respect to any shares of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock, should such a market develop, and could be used by the Board as a device to prevent a change in control of the Company.

ELIMINATION OF DIRECTOR LIABILITY MAY INSULATE DIRECTORS AGAINST LIABILITY FOR ACTIONS.

        The Company's Articles of Incorporation contains a provision eliminating a director's liability to the Company or its stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Company's Bylaws contain provisions obligating the Company to indemnify its directors and officers to the fullest extent permitted under Colorado law. While the Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors, they could also serve to insulate directors of the Company against liability for actions which damage the Company or its stockholders.

THE COMPANY WILL PAY NO DIVIDENDS TO THE INVESTORS.

        The Company has not paid and does not expect to pay any dividends in the foreseeable future.

MANY SHARES WILL BECOME ELIGIBLE FOR FUTURE SALE, WHICH MIGHT ADVERSELY AFFECT THE MARKET PRICE FOR THE SHARES.

        As of March 31, 1999, there are 10,755,000 restricted shares' of the Company's Common Stock issued and outstanding as that term is defined under Rule 144 promulgated under the Act. Restricted shares are those shares issued without being registered with the SEC. Such shares may not be resold unless an exemption is available, or unless the requirements of Rule 144 are met. Of these shares, 8,803,408 shares are held by directors, officers, or 10% shareholders. 10% shareholders are shareholders who have beneficial ownership of 10% or more of the outstanding shares, including shares subject to an option held by them. 1,951,592 restricted shares and 1,772,033 free trading shares are held by other shareholders. The Company has issued 602,033 shares of the Company's Common Stock pursuant to the exemption from registration provided under Rule 504 promulgated under Regulation D of the Securities and Exchange Act of 1933, as amended (the `Act') (`Rule 504"). Ninety days after this Form 10 Registration Statement becomes effective, the shares held by the nonaffiliate shareholders will become eligible for trading, subject to the volume limitations and other applicable limitations of Rule 144. The Company is unable to predict the effect that sales of such shares may have on the then prevailing market price of the Common Stock. Nonetheless, the possibility exists that the sale of these shares may have a depressive effect on the price of the Company's Common Stock.

THE COMPANY WILL REMAIN IN THE CONTROL OF PRESENT SHAREHOLDERS.

        The officers and directors are the largest shareholders of the Company and have in the aggregate beneficial ownership of 70.2% of the outstanding shares of Common Stock of the Company, and 60.4% of shares on a fully diluted basis. These shareholders are described under `Item 4 ` Security Ownership of Certain Beneficial Owners and Management'. The Company does not have cumulative voting in the election of directors; and the minority shareholders will not be able to elect any director to the Company's Board of Directors.

ANTI-TAKEOVER PROVISIONS MAY THWART TAKE-OVER OR ACQUISITION OFFERS WHICH INVESTORS MIGHT OTHERWISE WISH TO ACCEPT.

        The Company's Board of Directors can, without obtaining shareholder approval, issue shares of Preferred Stock having rights that could adversely affect the voting power of the Common Stock. The possible issuance of shares of Preferred Stock can be used to oppose hostile takeover attempts.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

        This Item contains forward-looking statements. Please review the information in light of the risk factors and other cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

PLAN OF OPERATION

OVERVIEW

        The Company derives its revenues through its operating subsidiaries, ACC and Axyn Technologies Corporation from the sale of software licenses and services to provide Y2K solutions to its clients, and from the sale of integrated computer, communications and software solutions.

        The Company's products and services are marketed through a direct sales force located in Ottawa and Toronto, Canada and through business partners, distributors and resellers in Canada, the US, Europe, Australia, South America and Africa

        The Company anticipates a continued demand for Y2K products and services particularly relating to personal computers, embedded systems and contingency planning through the end of 1999 and continuing beyond the year 2000. As such the Company will continue sales and product support activities with an expected reduction in demand towards the end of the year. Much of the Company's Y2K business is to well-established clients through government standing offers or open contracts. This means that the cost of sales will be lower in the next six to nine months of operation. The Company's Y2K business is structured to operate with a small core staff and the Company does not anticipate such staff dislocation or cost impact with the diminishing volume of Y2K business.

        To date the Company has invested in the development and support of technology and products to support its Y2K business. These investments include:

            Date Overloading - a process to assist tools vendors in fixing legacy code for multi-language and multi-platform applications.

            DateTool for COBOL - a remediation tool available to assist end users with software code remediation

            DateManager 2000 - a personal computer software Y2K compliance assessment tool

            ACES - The Company's Embedded Systems methodology and supporting data base tool.

        DateManager and ACES are the basis for the Company's desktop and embedded systems business and will continue to be supported as long as demand for product and services continue.

        The systems integration business was acquired in November 1998. Since then it has delivered integrated computer solutions to support government and commercial clients in Toronto and Ottawa. This unit is also providing professional services for software development, system and network installation and testing. Since the acquisition, the Company has reinforced the relationships with key suppliers and has established new relationships with suppliers for computer components such as memory chips. The Company anticipates growth in sales from both integrated solutions and computer components in the next fiscal year.

        Over the next 12 months the Company anticipates an increase in staff of 15 of which it is likely that 9 will be full time staff and 6 will be term employees and 14 of the 15 will be employed to support new contracts.

        To date the business has been financed through the proceeds from the sale of the Company shares and from shareholder loans to the Corporation. As workload increases, there will be a need for bank financing to support the Company's working capital needs and steps will be taken to secure financing against firm contracts and receivables.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FULL FISCAL YEAR

        The results for the first fiscal year were for the period from February 24, 1998 (inception) to June 30, 1998. During this period the Company was primarily a research and development company. The Company developed and applied for a patent on the Date Overloading algorithm, acquired Date Arithmetic Remediation Technology (D.A.R.T) and the associated DATETOOL for COBOL from the Monroe Group and started the assessment of methodologies, tools and factories to form the foundation for the Company's Y2K business. The Company prepared marketing materials and developed a Web site to support the business. Market research was started to determine market size and opportunity for the Company in the Y2K business.

        The statements for the period ended June 30, 1998, show no revenues and a loss of $283,706 or $0.02 per share and principal liquid resources comprising cash and receivables of $154,721. These results were in line with management's expectations at the time.

        In the first half of fiscal 1999 from July 1, 1998 to December 31, 1998, the Company focused on Y2K desktop and embedded systems.

        For the Y2K desktop business the Company assessed and tested products to support personal computer and network hardware and software Y2K assessment and the remediation of common desktop software packages. Distribution agreements were negotiated for the following products:

- DateManager 2000 for software application Y2K assessment;

- PCAP (renamed DateManager Pro) for software application Y2K assessment and inventory management;

- Evolution PC 2000 for PC hardware Y2K assessment and remediation;

- Network 2000 for data communications network hardware, software and firmware Y2K assessment; and

- Excelsior for the assessment and automated remediation of Microsoft Excel work books.

        The product suite was selected and agreements were finalized by December 1998.

        During this period, the Company established the basis for its Y2K product reseller network with resellers and businesses in Canada, the US, Europe, India and Australia.

        The Company recognized the opportunity to support public and private enterprises in the inventory, assessment, remediation and testing of embedded systems. The Company developed a methodology and started the development of the necessary supporting tools for Y2K embedded systems projects. The development was done in parallel with, and in support of, the embedded systems assessment and testing of the World Bank facilities in Washington, DC.

        In November 1998, the Company acquired Burlington Systems Integrators, Inc. a systems integration company based in Toronto, Canada. This gives the Company the experience, expertise and track record to provide computer and communication system solutions for business applications. Burlington is continuing to pursue its traditional business while providing services to support the Company's Y2K customers in the Toronto region.

        In the third quarter ending March 31 1999, the Company launched its marketing and sales campaign for Y2K products and embedded systems services and continued to build the systems integration business.

        The Company developed marketing materials for each Y2K desktop product and a mailer that included a CD with each of the Company's desktop products and the associated manuals and product specifications. An experienced product-marketing manager was added to develop the new Web site and put in place an electronic commerce system to purchase the Company's desktop products over the Internet. Sales staff were added to make direct sales to larger customers and to put in place additional distribution agreements with businesses for indirect sales. A training manager was added to develop comprehensive training packages for each product and to train businesses and customers.

        Development of ACES, the Company's Embedded Systems methodology and supporting database tool, continued and formed the foundation for the Company's embedded systems service offering.

        Milestones achieved during this period include:

- The Company signed Computer World Services (CWS) as the lead business partner for product sales to the US federal government. CWS is also listing the Company products on its GSA (General Supply Agreement)) schedule to make it easier for government departments to purchase them. The Company has received no revenues from this agreement at this time.

- The Company released Version 4.0 of DateManager 2000 that now determines the compliance for over 23,000 software applications in over 30 languages.

- New Brunswick Power Corporation contracted with the Company for planning and training service.

        The Company submitted proposals and by the Company's resellers for a number of large programs including:

- Public Technologies Inc., a company representing state, county and city governments across the United States for desktop and embedded systems products and services.

- The State of Colorado for desktop products and services.

- Air Touch, Inc., for the Company's Excelsior tool to remediate Excel workbooks.

        The Company's products and services were selected in each of the above competitions and the Company's products are authorized for use by each of these organizations. No orders have been received at this time.

         During the period revenues increased to $137,000 and the Company incurred a loss of $280,285 or $.02 per share.

         The Company completed a private placement under the terms of Regulation D 504 private placement raising $847,250.

         Management had anticipated much higher Y2K sales for the period. Interest in the products was high, evaluation of the Company's products against competing products was usually favorable and yet this converted into only a small number of relatively small sales. This experience was consistent with that of a number of the Company's competitors as potential customers deferred decisions and/or chose to follow less comprehensive approaches to address their Y2K issues. The Company also suffers from not being recognized as a `name' brand in the market place and some potential clients have chosen to buy from name brand companies even though their products may be less effective.

         Looking forward, management anticipates a modest increase in revenues in Q4 1999 and substantial growth in the first quarter of FY 2000. This growth will come from:

- The National Individual Standing Offer with Public Works Canada for embedded systems work for Canadian Government owned buildings across Canada. This work has started and initial assignments include work for Health Canada, RCMP, National Research Council and Public Works and Government Services Canada.

- Y2K desktop product sales through resellers around the world. There are a number of significant opportunities that give management confidence that sales will materialize in the calendar year 1999. For example, the Company's reseller in Australia, Millennium 2000, has purchased 4,800 licenses from the Company.

- Increase in sales of integrated systems and related services. Additional sales staff have been added and supplier relationships established to position the Company to build this business.

         Although the Company's business is not seasonal, the Y2K business is finite and will decline quickly in the year 2000. The Company is repositioning the business to take advantage of the growth of other technology fields. The focus is shifting to mobile communications and computing and electronic commerce.

         For the three quarters ending March 31, 1999, the Company incurred a loss of $883,765 as compared to a loss of $283,706 for the initial fiscal year from February 24, 1998 to June 30, 1998 which was the first five months ended June 30, 1998. For the three quarters ending March 31, 1999, on the Company's pro forma statement of net loss, the Company incurred a loss of $756,997 as compared to a loss of $283,706 for the initial fiscal year from February 24, 1998 to June 30, 1998 which was the first five months ended June 30, 1998. The loss was primarily due to: (i) the company being in a developmental stage and incurred costs associated with employee compensation and expenses for development for products and methodology, (ii) expenses for licensing technology and tools for the Y2K assessment, remediation and contingency planning, (iii) employee compensation and expenses for marketing and development of the electronic commerce web site, (iv) employee compensation and expenses for establishing the network of resellers in North America and Internationally, and
(v) employee compensation of sales and operations staff.

Cost of Sales

         The cost of sales includes selling software items with a minimal cost during this period.

Sales and Marketing

         Sales and Marketing expenses consist primarily of hiring sales staff, web site development, marketing materials, e.g., brochure development and printing costs, and hiring marketing staff.

General and Administrative

         General and Administrative expenses consist primarily of costs associated with the accounting and human resources needs, professional expenses, leasing of facilities, insurance, legal, depreciation expenses, and payroll. The General and Administrative expenses from July 1, 1998, to March 31, 1999, were $1,173,167.

Selected Financial Data

         Set forth below are selected financial data for the Company from February 24, 1998 (inception) to the third quarter of fiscal 1999 (March 31,
1999).

                                                            July 1, 1998 to     Feb 24  to
                                                            March 31, 1999     June 30, 1998
                                                            ---------------    -------------
Net Sales                                                      $ 289,402         $   2,242
Income (loss) from continuing operations                       $(883,765)        $(283,706)
Income (loss) from continuing operations per share                 (0.07)            (0.02)
Total Assets                                                   $ 280,734         $ 162,835
Total Current Assets                                           $ 243,062         $ 154,721
Long Term Liabilities                                                  0                 0
Cash Dividends                                                         0                 0

         The Company's Common Stock trades in the over-the-counter market on the Electronic Bulletin Board ("EBB") under the symbol "AXYN" (previously "TMPG"). The Company's EBB listing resulted from a reverse share exchange consummated on June 18, 1998 between ACC and Thor Management Group, Inc. ("Thor"), the EBB listed company. As a result of the transaction, Thor acquired all of the outstanding Common Stock of ACC and Thor changed its name to AXYN Corporation.

Results Of Operations

                                                         Interim 9 months     Feb 24  to
                                                         to March 31, 1999   June 30, 1998
                                                         -----------------   -------------
Revenue                                                      $   289,402       $   2,242            N/A
Cost of Sales                                                          0               0
Gross Profit                                                 $   289,402       $   2,242
Sales and Marketing, General and Administrative,
  and other operating expens                                 $ 1,173,167       $ 285,948
Net Loss (Basic and Diluted)                                 $  (883,765)      $(283,706)

Liquidity

         At March 31, 1999, the Company had cash and receivables on hand of $232,132. The current short-term cash needs of the Company are approximately $130,350 per month without accounting for sales revenue. Depending on the amount and timing of future sales and receipts, the company may need additional capital prior to the beginning of the second quarter FY2000 (October 1, 1999). Currently, the Company has no commercial lines of credit established, other than that mentioned in the following paragraphs under Revenue.

         Except as discussed in this Item, there are no material trends, needs, requirements or commitments which would require further disclosure or analysis. The Company plans to finance growth through internally generated cash derived primarily from custom solutions delivered to the Company's government and institutional clients and global Fortune 500 customers, utilizing core technologies owned or controlled by the Company. In addition, management expects strong revenue and earnings growth from its investment in Syscan International, a manufacturer of custom mobile communication products to telephone companies and telecommunications equipment suppliers.

         The Company expects to continue to seek out acquisitions that complement its existing lines of business. Specific acquisitions will also be targeted that allow the company to gain better entry into existing and new markets. The Company has identified both the US and European markets as targets for future acquisitions. To fund these acquisitions, the Company anticipates that it will raise capital through the sale of securities and through debt financing.

Capital Resources

         The Company has not generated net cash from its operations since inception. The Company has funded its operations and development of its product and services primarily through sales of Y2K, systems integration products and services, private sales of equity securities, and loans from shareholders. Cash used in operations are $1,210,839 and $291,345 for the two reporting periods ending March 31, 1999, and June 30, 1998, respectively.

Year 2000 Compliance.

         The Company has established a formal program to address any potential Y2K compliance issues relating to its internal operating systems, products, distributors, resellers and vendors. The Company is currently reviewing all of its major internal operating systems and is continuing to monitor any new additions to its internal operating systems for Y2K compliance. Substantially all of the Company's internally-developed products have been designed and tested to satisfy the Company's Y2K specifications. The Company is currently reviewing the status of its distributors, resellers and vendors with regards to Y2K compliance. The cost of the Company's Y2K compliance program is not expected to have a material effect on the Company's results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's Y2K compliance program is not successful, or its distributors, resellers or vendors are unable to resolve their Y2K compliance issues in a timely manner.

         The Company has purchased or procured its essential equipment, software, systems, and inventory within the past 18 months. The Company has sought and received confirmation from its key third-party suppliers and vendors that the hardware, software, products, and services furnished by these vendors are Y2K compliant. In addition, the vendors of the Company's own internal network, computers, accounting, and other systems have assured the Company that their products are Y2K compliant.

         The worst case for the Company with respect to Y2K compliance would be the failure of common services such as electrical supply, water supply, data or voice communications or other common services that may disrupt the Company's ability to provide services and products. For the Company, the consequences could be that customers will refuse to pay for the Company's services and products and the Company will suffer a decline in revenues. Costs would go up as the Company would seek to mitigate its problems. The Company could lose its goodwill, reputation for reliability, and some or all of its customer base.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company does not own any materially important physical properties. The Company leases its headquarters under the terms of a commercial lease for office space. The lease term is on a month by month basis with a 90 day notice period requirement for termination. The Company could move its headquarters without any material adverse affect on the Company. The Company does not intend to make any investment in real property, either directly or in securities relating to real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of March 31, 1999, the ownership of the Company's Common Stock by (i) each director and executive officer of the Company, (ii) all executive officers and directors of the Company as a group, and (iii) all persons known by the Company to beneficially own more than 5% of the Company's Common Stock.

                                                                                              Percent of
                                                                                                Class
                                                                       Amount and Nature       of total
                                                                         of Beneficial        Shares and
Title of Class       Name and Address of Beneficial Owner                Ownership(1)          Options
--------------       ----------------------------------------------    -----------------      ----------
Common               Chris-Matthew Zawitkowski, 1122 North Stanford       1,630,002(2)           13%
                     Dr., Simi Valley, CA 93065-4955  USA                  (Founder)

Common               Douglas Scott Feagan, 38 Grandview Road,             2,773,202(3)           22%
                     Nepean, Ontario Canada K2H 8B3                         (Founder)

Common               Janusz Waclaw Rydel, 26 O'Hara Drive, Kanata,        1,627,002(4)           13%
                     Ontario Canada K2W 1A2                                (Founder)

Common               Robert Lloyd Bell, 8 Jackson Avenue, Ottawa,         2,773,202(5)           22%
                     Ontario Canada K1S 4K8                                (Founder)

Common               Directors and Executive Officers as a group          8,803,408              70%
                     Beneficial ownership of more than 5%

Common               Alexander Duncan (Sandy) McQuarrie, 1804 des           693,301(6)            5%
                     Epinettes, Orleans, Ontario Canada K1 C 7A8          (Founder)

----------

(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes 242,000 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(3) Includes 6,600 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(4) Includes 241,500 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(5) Includes 6,600 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

(6) Includes 3,300 shares of Preferred Stock on a fully converted basis of three Shares of Common Stock for each share of Preferred Stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Chris M. Zawitkowski, Chairman of the Board. Mr. Zawitkowski has served as Chairman of the Board since the Company's inception in 1998. He has a Masters Degree in Applied Mechanics from the University of Warsaw and has accumulated almost 30 years of diverse experience in the United States, Canada, and Europe working at senior levels for Litton Systems and Rockwell Corporation.

         D. Scott Feagan is President of AXYN Corporation. Mr. Feagan has served as President since the Company's inception in 1998. Prior to joining the Company he held positions as President AGISS Software Corporation and CPAD Technologies Inc. and was founder and President of AGISS Power Technologies Corporation. He brings over 25 years of business experience in various senior management positions in technology companies specializing in systems integration and Y2K remediation services.

         Robert L. Bell is a Director of AXYN Corporation. Mr. Bell has been a Director since the Company's inception in 1998. He has operational responsibilities for the Company's North American affiliate companies. He brings 30 years of project and business management experience including nine years as Vice-President of Monenco AGRA Inc. and AGRA Systems Limited. During this time, Mr. Bell conceived, built, and managed a successful project management, systems engineering, and systems integration business with projects for clients in Canada, Europe, Asia and South America.

         Janusz W. Rydel is a Director of AXYN Corporation. Mr. Rydel has been a Director since the Company's inception in 1998. He has operational responsibilities for the Company's European affiliate companies. He brings 15 years experience in world-wide marketing as well as considerable expertise in the computer field. He was co-founder and President of Eurocom Corporation, a large manufacturer of notebook computers. He is a graduate of the Technical University of Warsaw and the Technical University of Vienna, having earned a Masters Degree in Electrical Engineering. He speaks four languages - English, German, Polish, and Russian.

Officer Summary

Name                       Age            Position                            Since
----                       ---            --------                            -----
Chris M. Zawitkowski       51             Chairman and Director                1998
D. Scott Feagan            47             President, Secretary, Director       1998
Robert L. Bell             53             Director                             1998
Janusz W. Rydel            45             Director                             1998

         The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified.

         The following sets forth biographical information concerning the Company's directors and executive officers for at least the past five years.

Name and Position with Issuer           Chris-Matthew Zawitkowski, Chairman
Residential Address                     1122 North Stanford dr., Simi Valley, CA 93065-4955  USA
Date of Birth                           25 February 1948
Professional Qualifications             P.Eng., M.Sc.
Assoc. with other Public Companies      None
5-Year Employment History               Feb'98 to Present - Chairman, AXYN Corporation
                                        Jan'94 to Present - Private Investor

Name and Position with Issuer           Douglas Scott Feagan, President and Secretary
Residential Address                     38 Grandview Road, Nepean, Ontario Canada K2H 8B3
Date of Birth                           13 December 1951
Professional Qualifications             None
Assoc. with other Public Companies      AGISS Corporation (NASD OTC EBB) Dec'96 to Jan'98
5-Year Employment History               Feb'98 to Present - President, AXYN Corporation
                                        Dec'96 to Jan'98 - President, AGISS
                                        Corporation Jun'96 to Dec'96 -
                                        President, CPAD Technologies Corporation
                                        Feb'94 to Present - President, 1062497
                                        Ontario Inc. Mar'90 to May'96 -
                                        President, AGISS Power Technologies
                                        Corporation

Name and Position with Issuer           Janusz Waclaw Rydel, Director
Residential Address                     26 O'Hara Drive, Kanata, Ontario Canada K2W 1A2
Date of Birth                           26 MARCH 1954
Professional Qualifications             P.Eng., M.Sc.
Assoc. with other Public Companies      None
5-Year Employment History               Feb'98 to Present - President, AXYN Unitra
                                        Feb'97 to Jan'98  - Consultant, JWR Consulting
                                        Dec'91 to Jan'97  - President, EUROCOM Corporation


Name and Position with Issuer           Robert Lloyd Bell, Director
Residential Address                     8 Jackson Avenue, Ottawa, Ontario Canada K1S 4K8
Date of Birth                           27 MAY 1946
Professional Qualifications             P.Eng./ Ing.
Assoc. with other Public Companies      None
5-Year Employment History               Feb'98 to Present - Director, AXYN Corporation
                                        Jan'98 to Present - President, BPS Bell Professional Services
                                        Apr'89 to Feb'98  - Vice President, Agra Monenco

ITEM 6. EXECUTIVE COMPENSATION.

                                                                             Long Term Compensation
                                                                       --------------------------------
                                            Annual Compensation               Awards            Payouts
                                        ----------------------------   -----------------------  -------
                                                                       Restricted  Securities
Name and                                                Other Annual     Stock     Underlying     LTIP     All Other
Principal Position             Year     Salary   Bonus  Compensation     Awards    Options/SARs  Payouts  Compensation
------------------             ----     -------  -----  ------------   ----------  ------------  -------  ------------
Chris M. Zawitkowski,          1998           0    0         0             0            0           0           0
Chairman                       1999           0    0         0             0            0           0           0

D. Scott Feagan,               1998     $22,500    0         0             0            0           0           0
President                      1999           0    0         0             0            0           0           0

Robert L. Bell, Director       1998     $22,500    0         0             0            0           0           0
                               1999           0    0         0             0            0           0           0

Janusz W. Rydel,               1998           0    0         0             0            0           0           0
Director                       1999           0    0         0             0            0           0           0

OPTION GRANTS IN FISCAL YEAR 1998 and 1999

                                 Individual Grants
         ---------------------------------------------------------------------
                          Percent of                                                 Potential Realizable Value at
          Number of      Total Options    Exercise      Market                   Assumed Annual Rates of Stock Price
           Shares         Granted to       of Base     Price on                      Appreciation for Option Term
         Underlying      Employees in       Price      Date of     Expiration    -----------------------------------
Name       Options        Fiscal Year      ($/Sh)      Grant(1)       Date         5%($)                     10%($)
----     -----------     ------------     --------     --------    -----------   --------                  ---------
None

         The Company also reimburses members of the board of directors for their travel, entertainment, and other out-of-pocket expenses incurred on behalf of the Company.

         The Company has entered into employment agreements with Scott Feagan and Robert Bell. Pursuant to these employment agreements, Mr. Feagan and Mr. Bell are each entitled to receive cash compensation of $150,000 annually. If Mr. Feagan's or Mr. Bell's employment is terminated for any reason, including cause, other than death and disability, then the Company is obligated to pay him a severance amount equal to three times his gross salary for the preceding 12 month period. In addition, the Company maintains a life insurance policy on both Mr. Feagan and Mr. Bell in the amount of $C1,000,0000, payable to the Company. Initially, Mr. Feagan and Mr. Bell had entered into a shareholder's buy-sell agreement referenced in their employment agreements. However, the buy-sell agreement was terminated at the time of the reverse share exchange with the Company and ACC.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Directors and major shareholders have financed the Company by providing working capital to the Company from time to time as needed. Advances and repayments have been made from time to time beginning in March, 1998, and ending in June, 1999. The amounts which the Company owes to its officers and directors as of June 30, 1999, is set forth in the following table:

             Name                                         Amount
     ------------------                                -----------
         Scott Feagan                                  $332,582.21
         Robert Bell                                   $211,668.15
      Chris Zawitkowski                                $ 56,343.27
         Janusz Rydel                                  $ 40,584.07

         The officers and directors have advanced these funds pursuant to the terms of a standard promissory note. The promissory note is payable upon demand and bears interest at the prime rate of interest posted by the NationsBank as being charged to its best commercial customers plus 2.0 % per annum, calculated monthly. So long as AXYN remains liable to pay the whole or any part of this obligation, the officers and directors may convert all or any part of the remaining obligation into common shares of either 1) the Company at the conversion rate of $1.50 per common share, or 2) free trading shares of Syscan International at the conversion rate of $0.33 per common share held by the Company and receive an additional equal value of Syscan shares held by the Company. This right of conversion may be exercised at any time, including when and if the common shares of the Company become registered within the meaning of the Securities Act of 1933, as amended, or of any state.

         Scott Feagan, the president of the Company, serves on the board of directors of MPT Millennium Patent Technologies Corporation Limited, the licensor of technology to the Company. Mr. Feagan has no direct or beneficial ownership interest in MPT Millennium Patent Technologies Corporation Limited. Mr. Feagan receives no direct or indirect compensation or financial benefit from MPT Millennium Patent Technologies Corporation Limited. Mr. Feagan serves on the board of directors exclusively in his capacity as president of the Company in order to protect the Company's interests as a distributor and licensee of MPT Millennium Patent Technologies Corporation Limited.

         The Company acquired Axyn Technologies Corporation , a Delaware corporation, on June 30, 1999. Axyn Technologies Corporation was majority owned by Scott Feagan, 979,723 shares of common stock, Robert Bell, 979,750 shares of common stock, Chris Zawitkowski, 875,000 shares of common stock, Janusz Rydel, 875,000 shares of common stock (collectively "founders"). Other investors and employees of Axyn Technologies Corporation owned 1,290,527 shares of common stock. Pursuant to the terms of the purchase agreement, the Company exchanged 1,000,000 Shares of its Common Stock on a one-for-one basis for the outstanding shares of stock of Axyn Technologies Corporation as to the non-founder shareholders. The Company exchanged 500,000 Shares of its Preferred Stock on a one-for-four basis for the outstanding shares of stock of Axyn Technologies Corporation as to the founders. The shares of Preferred Stock are convertible on a one-for-three basis into Shares of Common Stock of the Company. The net beneficial conversion rate is therefore three-eighths of a Share of Common Stock of the Company for one shares of common stock of Axyn Technologies Corporation. The Company prepared a valuation of Axyn Technologies Corporation for purposes of determining the share exchange ratio in connection with this transaction. This valuation was not reviewed by independent valuation experts. The Common Shares were issued pursuant to Rule 506 of Regulation D.

ITEM 8. DESCRIPTION OF SECURITIES.

DESCRIPTION OF SECURITIES.

Common Stock

         The Company is authorized to issue up to 30,000,000 shares of Common Stock, $0.0001 par value. Each share of Common Stock is entitled to share pro rata in dividends and distributions, if any, with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor, subject to the preferential rights of holders of shares of any series of outstanding Preferred Stock. The Company has never paid any dividends on its Common Stock and does not intend to do so in the foreseeable future. No holder of Common Stock has any preemptive right to subscribe for any securities of the Company. Upon liquidation, dissolution or winding up of the Company, each share of the Common Stock is entitled to share ratably in the amount available for distribution to holders of Common Stock. All shares of Common Stock presently outstanding are fully paid and nonassessable.

         Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders. Shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of the directors will be unable to elect any person to the Board of Directors.

         The Common Stock is subject to any Preferred Stock issued by the Company. The terms of the Preferred Stock are described below.

         As of March 31, 1999, the Company had issued and outstanding 12,527,033 shares of Common Stock and had reserved: 0 shares of Common Stock for issuance upon exercise of outstanding options.

Preferred Stock

         The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, par value $.001 per share. The Board of Directors is authorized to divide the Preferred Shares into series and to fix and determine the relative rights and preferences of the series. These rights and preferences include the rate, preference, and cumulative nature of dividends, terms and conditions of redemption, if any, amounts payable upon voluntary and involuntary liquidation, sinking funds, if any, conversion rights, if any, voting rights, if any, and other rights and preferences. The shares of common stock are subject to the rights and preferences of the preferred stock.

         The Company has issued 500,000 shares Series 1 of Preferred Stock. Each share of preferred stock is convertible into three shares of Common Stock of the Company. The Preferred Shares are entitled to receive dividends on the same basis as shares of Common Stock on an as, if, and when declared basis, except that each share of Preferred Stock shall received three times the amount of each share of Common Stock. Upon liquidation, the Preferred Shares are entitled to receive distributions on the same basis as shares of Common Stock, except that each share of Preferred Stock shall received three times the amount of each share of Common Stock. The Preferred Stock shall have the same voting rights as the Common Stock, except that each share of Preferred Stock shall have three votes.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         The Company's Common Stock, par value $.0001 per share, is not eligible for listing on the Nasdaq system; however, the Company's Common Stock is traded on the Electronic Bulletin Board under the trading symbol `AXYN'. The following table sets forth the high and low bid prices for the Company's Common Stock since the beginning of the fiscal year 1998. The quotations reflect inter-dealer prices, with no retail mark-up, mark-down or commissions, and may not represent actual transactions. The information presented has been derived from National Quotation Bureau, Inc.

From            To        High Sales Price      Low Sales Price           Volume
--------     -----------  ----------------      ---------------           -------
Jan' 98      Mar' 98             N/A                   N/A                   N/A
Apr' 98      Jun' 98             N/A                   N/A                   N/A

July' 98     Sept' 98          2.750                 0.375                 47,500
Oct' 98      Dec' 98           2.625                 1.125                780,900
Jan' 99      Mar' 99           2.625                 0.875                810,100
Apr' 99      Jun(27)' 99       1.625                 0.750                482,200

         On June 29, 1999, the last reported bid and asked prices for the Common Stock were $1 1/32 and $1 1/8, respectively.

         As of June 29, 1999, there were 490 active holders of record of the Company's Common Stock.

         The Company has never declared a dividend on its Common Stock, and it is anticipated that any earnings which might be available for distribution as Common Stock dividends will be retained for the Company's operations for the foreseeable future.

         The transfer agent for the Company's Common Stock is Corporate Stock Transfer located at Republic Plaza, 370 17th Street, Suite 2350, Denver, Colorado 80202-4614, USA Ph: (303) 595-3300 Fax: (303) 592-8821.

ITEM 2. LEGAL PROCEEDINGS.

         Neither the Company nor its property is involved in any legal proceeding, and the Company is not aware of any pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has not changed accountants nor has it had any disagreement with its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company, known as Thor Management Group, Inc., was incorporated under the laws of the State of Colorado on January 12, 1998 and was established as a real estate management company located at 1422 Delgany Street, Denver, CO. On January 28, 1998, the Company conducted an offering of shares pursuant to Rule 504 of Regulation D. The Company raised $75,000 from 23 investors. The Company never conducted any business prior to June 19, 1998.

         The Company completed a reverse share exchange on June 18, 1998, with ACC, pursuant to which ACC became a wholly owned subsidiary of the Company. The Company issued a total of 10,530,000 shares of Common Stock to the individuals and in the amounts set forth in Part I, Item 4, above. The shares were issued pursuant to Rule 506 of Regulation D.

         On June 30, 1999, the Company consummated an agreement with Raymond Carrier, a resident of Canada and the sole shareholder of Le Groupe Mobitech Inc., pursuant to which the Company acquired all outstanding shares of Le Groupe Mobitech

Inc. The Company caused ACC to issue 282,000 shares of its common stock in exchange for such shares. The Company furthered agreed to exchange its common shares for the shares of ACC at the option of Mr. Carrier. At such time as the Company issues such shares, the shares will be issued under Regulation S promulgated by the Securities and Exchange Commission.

         On June 30, 1999, the Company consummated an agreement with Gilles Painchaud, Josee Lachance, C.R.E. Inc. , and 9013 7720 QUEBEC Inc., all of which are residents of Canada, who are the sole shareholders of Profil CDI Multimedia Inc., pursuant to which the Company acquired all outstanding shares of Profil CDI Multimedia Inc. The Company caused ACC to issue 200,000 shares of its common stock in exchange for such shares. The Company furthered agreed to exchange its common shares for the shares of ACC at the option of these shareholders. At such time as the Company issues such shares, the shares will be issued under Regulation S promulgated by the Securities and Exchange Commission.

         On June 30, 1999, the Company acquired the outstanding stock of Axyn Technologies Corporation, a Delaware corporation. As consideration, the Company issued 1,000,000 shares of common stock and 500,000 shares of preferred stock to shareholders of the Axyn Technologies Corporation. The Common Shares were issued pursuant to Rule 506 of Regulation D. See Part I, Item 1, and Part I, Item 7 for additional information.

         On June 30, 1999, the Company consummated an agreement to acquire a controlling interest in SYSCAN International through the acquisition of 57.6% of the shares of the Corporation held by it's founder, Daniel C. Benoit., who is a resident of Canada. The sale was recorded under the purchase accounting method and is included in the Company's audited 1999 fiscal year-end results, dated June 30, 1999. The Company caused ACC to issue 1,300,000 shares of its common stock and cash and notes payable of $841,500 USD in exchange for such shares. The Company furthered agreed to exchange its common shares for the shares of ACC at the option of these shareholders. At such time as the Company issues such shares, the shares will be issued under Regulation S promulgated by the Securities and Exchange Commission.

         On June 30, 1999, the Company consummated an agreement with LUC BEDARD, C.R.E. Inc. and 9013 7720 QUEBEC Inc., all of which are residents of Canada, who are the sole shareholders of S.I.Q. (Service Internet Quebec) Inc., pursuant to which the Company acquired all outstanding shares of S.I.Q. (Service Internet Quebec) Inc. The Company caused ACC to issue 110,000 shares of its common stock in exchange for such shares. The Company furthered agreed to exchange its common shares for the shares of ACC at the option of these shareholders. At such time as the Company issues such shares, the shares will be issued under Regulation S promulgated by the Securities and Exchange Commission.

         On November 20, 1998, the Company consummated an agreement with Angelo Rocca, Rocco Spagnuolo, and Exceed Systems Ltd., all of which are residents of Canada, who are the sole shareholders of Burlington Systems Integration, Inc., pursuant to which the Company acquired all outstanding shares of Burlington Systems Integration, Inc. The Company issued 112,500 shares of its common stock to each of Exceed Systems Ltd. and Angelo Rocca in exchange for such shares. The shares were issued under Regulation S promulgated by the Securities and Exchange Commission.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation limit the liability of directors by reason of the fact that they are directors if the directors acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, if the directors had no reasonable cause to believe the directors' conduct was unlawful.

                  The Company's Articles of Incorporation limit the liability of directors in the case of shareholder suits or derivative suits if the directors acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

         The Company has not purchased Directors and Officers liability insurance to defend and indemnify Directors and Officers who are subject to claims made against them for their actions and omissions as directors and officers of the Company.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

         This Form 10 SB contains certain forward-looking statements. The Company's forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the Company's planned marketing efforts and future economic performance of the Company and future capital raising activities of the Company. The forward-looking statements and associated risks set forth in this Form 10 SB include or relate to the ability of the Company to: (i) obtain meaningful consumer acceptance and a successful market for the product on a national and international basis at competitive prices; (ii) develop and maintain an effective national and international sales network; (iii) forecast demand for its product; (iv) maintain pricing and thereby maintain adequate profit margins; and, (v) achieve adequate intellectual property protection.

         The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that: (i) the Company will obtain equity and/or debt capital; (ii) there will be no material adverse competitive or technological change in condition of the Company's business; (iii) there will be a demand for the Company's product; (iv) the Company's forecasts accurately anticipate market demand; and, (v) there will be no material adverse change in the Company's operations, business or governmental regulation affecting the Company or its suppliers. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in `Risk Factors', there are a number of other risks inherent in the Company's business and operations which could cause the Company's operating results to vary markedly and adversely from prior results, or the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause the Company to alter its marketing, capital investment and other expenditures, which may also materially adversely affect the Company's results of operations. In light of significant uncertainties inherent in forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company's objectives or plans will be achieved.

                                    PART F/S

         The Company's financial statements for the third quarter FY1999 (March 31, 1999) are filed as part of this Registration Statement.

         The Company has included its audited statements for its first partial year-end for FY1998 (June 30, 1998) that includes the period from February 24, 1998 through to June 30, 1998.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

         (b) The exhibits required by Part III of Form 1-A are set forth below.

EXHIBIT INDEX


Number           Description                                                                           Page
------           -----------                                                                           ----
(2)       a.     Articles of Incorporation
          b.     Amendment one to Articles of Incorporation
          c      Amendment two to Articles of Incorporation
          d.     Amendment three to Articles of Incorporation
          e.     Bylaws
(3)
(5)
(6)       a.     LE GROUPE MOBITECH INC. Share Purchase Agreement
          b.     PROFIL CDI MULTIMEDIA INC. Share Purchase Agreement
          c.     S.I.Q. (SERVICE INTERNET QUEBEC) INC. Share Purchase Agreement
          d.     Department of Public Works and Government Services (DPWGS) - Standard Terms
                 and Conditions
          e.     Department of Public Works and Government Services - Standing Offer and
                 Call-up Authority
          f.     Scott Feagan Employment Agreement
          g.     Robert Bell Employment Agreement
          h.     Form of promissory note in favor of certain directors
          i.     MPT MILLENNIUM PATENT TECHNOLOGIES CORPORATION LIMITED Distribution Agreement
          j.     MPT MILLENNIUM PATENT TECHNOLOGIES CORPORATION LIMITED License Agreement
          k.     Burlington Systems Integration Inc. Share Purchase Agreement
          l.     Syscan International Inc. Share Purchase Agreement
          m.     Axyn Technologies Corporation Share Purchase Agreement
          n.     Valuation of shares of Axyn Technologies Corporation
(10)      a.     Consent of Independent Auditors

ITEM 2. DESCRIPTION OF EXHIBITS.

Exhibits Attached.

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AXYN CORPORATION
                                        (Registrant)

Date: August 6, 1999                    By /s/ Scott Feagan
                                           -------------------------------------
                                           Scott Feagan, President

                        CONSOLIDATED FINANCIAL STATEMENTS

                                AXYN CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)


                                  JUNE 30, 1998

                                AUDITORS' REPORT




To the Board of Directors and Shareholders of AXYN CORPORATION (A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying consolidated balance sheet of AXYN CORPORATION (a development stage company) as of June 30, 1998 and the consolidated statements of net loss and comprehensive income, stockholders' deficiency and cash flows for the period from February 24, 1998 (inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Axyn Corporation (a development stage company) as of June 30, 1998 and the consolidated results of its operations and its cash flows for the period from February 24, 1998 (inception) through June 30, 1998 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                           /s/ ERNST & YOUNG LLP
Ottawa, Canada,                                            ---------------------
September 29, 1998.                                        Chartered Accountants

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)


                           CONSOLIDATED BALANCE SHEET
                            (U.S. dollars, U.S. GAAP)
                    [See Note 1 - Going Concern Uncertainty]

As at June 30


                                                                            1998
                                                                               $
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                142,175
Accounts receivable [note 2]                                               1,354
Goods and services taxes receivable                                       10,428
Prepaid expenses                                                             764
------------------------------------------------------------------------------------------
                                                                         154,721
Fixed assets [note 3]                                                      3,018
Intangible assets [note 4]                                                 5,096
------------------------------------------------------------------------------------------
                                                                         162,835
==========================================================================================

LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                          85,314
Convertible loans [note 6]                                               190,253
shareholder loans [note 7]                                                20,630
------------------------------------------------------------------------------------------
                                                                         296,197
------------------------------------------------------------------------------------------

Commitments and contingencies [note 8]

STOCKHOLDERS' DEFICIENCY
Capital stock [note 5]
  Common shares
    Authorized
      30,000,000 common shares par value of $0.0001 per share 1,000,000 preference shares par value of $0.001 per share
    Issued
      11,700,000 common shares                                             1,170
  Paid in capital                                                        149,174
  Accumulated deficit during development stage                          (283,706)
------------------------------------------------------------------------------------------
                                                                        (133,362)
------------------------------------------------------------------------------------------
                                                                         162,835
==========================================================================================

See accompanying notes

On behalf of the Board:

                             Director                 Director

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

               CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE INCOME
                            (U.S. dollars, U.S. GAAP)






                                                                     FEBRUARY 24, 1998
                                                                              TO
                                                                       JUNE 30, 1998
                                                                               $
------------------------------------------------------------------------------------------

REVENUE                                                                    2,242
------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling, general and administrative                                      245,994
Research and development                                                  38,257
Amortization                                                               1,697
------------------------------------------------------------------------------------------
                                                                         285,948
------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE INCOME                                       (283,706)

Loss per share [note 1]
Basic                                                                     (0.02)
------------------------------------------------------------------------------------------
Weighted average number of shares [note 1]
Basic                                                                 11,700,000
==========================================================================================

See accompanying notes


AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)


                           CONSOLIDATED STATEMENTS OF
                            STOCKHOLDERS' DEFICIENCY
                            (U.S. dollars, U.S. GAAP)
                    [See Note 1 - Going Concern Uncertainty]

Period ended June 30




                                                  AMOUNT      DEFICIT      TOTAL
                                       COMMON        $           $           $
------------------------------------------------------------------------------------------

BALANCES, FEBRUARY 24, 1998                --        --           --          --
------------------------------------------------------------------------------------------

Issuance of shares:
 Private placement of shares        8,072,367    68,851           --      68,851
 Issued for services                2,386,366    79,115           --      79,115
 Acquisition of Monroe Group Inc.      71,267     2,377           --       2,377
 Reverse take-over                  1,170,000         1           --           1
Loss                                       --        --     (283,706)   (283,706)
------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1998            11,700,000   150,344     (283,706)   (133,362)
------------------------------------------------------------------------------------------

See accompanying notes



AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (U.S. dollars, U.S. GAAP)
                    [See Note 1 - Going Concern Uncertainty]

Period ended June 30



                                                                         JUNE 30,
                                                                            1998
                                                                               $
------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                                (283,706)
Non-cash items:
  Amortization                                                             1,697
  Shares issued for services                                              79,115
------------------------------------------------------------------------------------------
                                                                        (202,894)
Change in non-cash working capital
  Increase in accounts receivable                                         (1,334)
  Increase in goods and services taxes receivable                        (10,270)
  Increase in prepaid expenses                                              (753)
  Increase in accounts payable                                            84,033
------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                       (131,218)
------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in intangible assets                                             (5,964)
Additions to fixed assets                                                 (3,726)
------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                         (9,690)
------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Convertible loans                                                        190,221
Shareholder loans                                                         20,585
Issue of common shares                                                    68,972
------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                    279,778
------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    3,305
------------------------------------------------------------------------------------------

Net increase in cash and cash equivalents                                142,175
Cash and cash equivalents, beginning of period                                --
------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 142,175
==========================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest                                                                    --
  Taxes                                                                       --
------------------------------------------------------------------------------------------

See accompanying notes

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Axyn Corporation is in the development stage in accordance with Statement of Financial Accounting Standards (SFAS) No. 7.

These consolidated financial statements have been prepared by the Corporation (formerly known as Thor Management Group, Inc.) in U.S. dollars and in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("U.S.").

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to state fairly the results for the period presented. Actual results could differ from these estimates.

GOING CONCERN UNCERTAINTY

The financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States of America on a going concern basis. This presumes that funds will be available to finance ongoing operations and capital expenditures and permit the realization of assets at their carrying values and the payment of liabilities in the normal course of operations for the foreseeable future. The Company's ability to continue as a going concern is dependent upon its ability to achieve sufficient revenues to cover expenses, or to obtain appropriate levels of financing on a timely basis, the outcome of which cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities what might be necessary should the Company be unable to continue its operations as a going concern.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Acquisitions during the period have been accounted for using the purchase method.

The financial statements of the parent company and its subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board (FASB) Statement No. 52, Foreign Currency Translation. All assets, liabilities, revenues and expenditure amounts have been translated using the exchange rates in effect at the applicable period end. Currency transaction gains or losses are immaterial for all periods presented.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

REVENUE

Revenue from consulting, and other services is recognized at the time such services are rendered. Revenue from software license sales are recognized upon delivery, if collectability is assured. Revenue from maintenance or support contracts is deferred and recognized ratably over the term of the contract.

CASH AND CASH EQUIVALENTS

Cash includes cash equivalents, which are investments that are generally held to maturity and have terms of three months or less at the time of acquisition. Cash equivalents typically consist of term deposits with major North American banks. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair value.

FIXED ASSETS

Fixed assets are recorded at cost. Office furniture and equipment are amortized 20%, straight-line.

INTANGIBLE ASSETS

Intangible assets represents patent costs. Patent costs are recorded at cost. Related amortization is calculated by the straight-line method over a period of three years.

Software development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expensed as incurred. Research costs are expensed as incurred. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

NET LOSS PER SHARE

Net loss per common share has been computed on the basis of the weighted average number of shares outstanding. In accordance with the rules of the Securities and Exchange Commission, any stock sold at a nominal value, as compared to the public offering, should be considered outstanding for the entire period.

2. ACCOUNTS RECEIVABLE

Accounts receivable include no allowance for doubtful accounts.


3. FIXED ASSETS
                                                            1998
                                                         ACCUMULATED   NET BOOK
                                             ----------------------------------
                                             COST       AMORTIZATION     VALUE
                                               $              $            $
------------------------------------------------------------------------------------------
Office furniture and equipment               3,771          (753)        3,018
==========================================================================================




4. INTANGIBLE ASSETS

                                                            1998
                                             ----------------------------------
                                                         ACCUMULATED   NET BOOK
                                             COST       AMORTIZATION     VALUE
                                               $              $            $
------------------------------------------------------------------------------------------
Patents                                      6,040          (944)        5,096
==========================================================================================


5. PURCHASE ACCOUNTING AND REVERSE TAKE-OVER

Effective June 17, 1998 Axyn Canada Corporation acquired 100% of the issued and outstanding common shares of The Monroe Group Inc., a development stage corporation consulting in the area of information technology and Year 2000 system solutions. As at the time of acquisition the company had net assets of $2,377 which represented the fair market value.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


5. PURCHASE ACCOUNTING AND REVERSE TAKE-OVER (CONT'D)

Effective July 18, 1998, Axyn Corporation (formerly known as Thor Management Group Inc.) acquired 100% of the issued and outstanding common shares of Axyn Canada Corporation. At the date of acquisition, Axyn Corporation was a non-operating company. By this transaction, sufficient common shares of Axyn Corporation were issued so that a controlling interest of the corporate group passed to the former shareholders of Axyn Canada Corporation. Accordingly, for accounting purposes, Axyn Canada Corporation was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, Axyn Corporation, is deemed to be a continuation of Axyn Canada Corporation and accordingly, these financial statements are a continuation of the financial statements of the legal subsidiary, and not the legal parent. In making the acquisition, Axyn Canada Corporation acquired net liabilities of approximately $1,725 which amount has been expensed. The acquisition has been accounted for using the purchase method with the cost of the purchase being a nominal $1.

6. CONVERTIBLE LOANS

The convertible loans are non-interest bearing with no specified terms of repayment; however, upon closing of any further public offering, the convertible loan holders have the right to convert such loans to common stock at a value of $1.50 per share.

7. SHAREHOLDER LOANS

Shareholder loans are due upon demand and bear interest at Nation Bank's prime rate plus 2%.

8. COMMITMENTS AND CONTINGENCIES

The Corporation's offices and certain computer equipment are leased under various terms. The annual aggregate lease expense in fiscal 1998 was $11,250.

The aggregate amount of payments for these operating leases, in each of the next fiscal years are approximately as follows:


                                                                $
-----------------------------------------------------------------

1999                                                       10,200
2000                                                        6,100
2001                                                        6,100


AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


8. COMMITMENTS AND CONTINGENCIES (CONT'D)

The Corporation has entered into an agreement with a related company for the use of certain technology. An annual maintenance fee of $39,000 is due each year that the technology is continued to be utilized by the Company. Furthermore, revenues derived from the use or sale of such technology will be subject to a maximum royalty of 39% payable to the related company. There were no such charges during fiscal 1998.

The senior officers of the Corporation have employment agreements which provide three years of severance upon termination for an aggregate of approximately $1,125,000.

9. FINANCIAL INSTRUMENTS

CONCENTRATION OF CREDIT RISK

The Corporation operates internationally in one business segment. The Corporation provides consulting services along with developing, marketing, and supporting computer software tools. The Corporation markets and supports these products both directly and through resellers. The Corporation is not dependent on any single customer or group of customers or supplier.

There is no material concentration of credit risk related to the Corporation's position in trade accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of The Corporation's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term loans, approximate the fair value due to their short maturities.

10. INCOME TAXES

The reported income tax provision differs from the amount computed by applying the US rate. The reasons for this difference and the related tax effects are as follows:


                                                              1998
                                                                 $
------------------------------------------------------------------
Expected tax rate                                            34.0%
Expected tax provision                                     (96,000)
Foreign tax rate differences                               (29,000)
Losses not recognized                                      125,000
------------------------------------------------------------------


AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


REPORTED INCOME TAX PROVISION                                   0%
------------------------------------------------------------------

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


10. INCOME TAXES (CONT'D)

Deferred income taxes result principally from temporary differences in the financial and tax reporting. Significant components of the Corporation's deferred tax assets and liabilities as of June 30, 1998 are as follows:

                                                                            1998
                                                                               $
--------------------------------------------------------------------------------

Deferred tax assets:
  Net operating tax loss carryforwards                                   125,000
  Valuation allowance for deferred tax assets             (125,000)
Net deferred tax assets             --


The net change in the total valuation allowance for the period ended June 30, 1998 was $125,000.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. Realization is not likely. However, this estimate could change in the near term as future taxable income in the legal entities change.

As of June 30, 1998, the Corporation had tax loss carryforwards of approximately $275,000 available to reduce future years' income for tax purposes. These losses expire in 2004.

11. SEGMENTED INFORMATION

The Corporation has one reportable segment - computer software tools which the Corporation sells as part of the Corporation's Year 2000 consulting services.

Revenue is derived from the licensing of software and the provision of related services, which include product support, consulting and other services. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards.

Revenue, expenses, assets and liabilities are substantially in Canada.

AXYN CORPORATION
(A DEVELOPMENT STAGE CORPORATION)

                            NOTES TO THE CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1998


12. SUBSEQUENT EVENTS

As at July 10, 1998, the Corporation filed, pursuant to an exemption under Rule 504 of Regulations D of the Securities Act of 1933, as amended (the "Act"), its intent to raise capital solely to accredited and/or sophisticated investors, 400,000 common shares at $1.50 per share.

The Corporation is relying upon exemptions from registration believing it to be available under federal and state securities laws in connection with the offering. If it is later determined that a state law exemption was unavailable, the Corporation may be required to rescind any sale(s) in that state and/or take other steps as may be necessary to comply with the state's applicable securities laws.

Subsequent to June 30, 1998 the Corporation has initiated development of a stock option plan and a stock purchase plan.

13. PENDING ACCOUNTING STANDARDS

SFAS No. 133 which relates to accounting for derivative instruments and hedging activities is pending and will be adopted by the Company in Fiscal 2000.

                                AXYN CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                               PREPARED INTERNALLY

                              AS AT MARCH 31, 1999



CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE INCOME
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Includes
Axyn Corporation
Axyn Canada Corporation
Axyn Technologies Corporation
Burlington Systems Ltd.

PROFORMA COMBINED BALANCE SHEET
PROFORMA COMBINED STATEMENTS OF NET LOSS AND COMPREHENSIVE INCOME
PROFORMA COMBINED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

Includes
Axyn Corporation
Axyn Canada Corporation
Axyn Technologies Corporation
Burlington Systems Ltd.
58% Syscan International Inc.
Le Group Mobitech Inc.
Service Internet Quebec Inc.
9016-7230 Quebec Inc. Operating as Profil CDI Multimedia


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                AXYN CORPORATION

                       PROFORMA CONSOLIDATED BALANCE SHEET

                              AS AT MARCH 31, 1999
                            (U.S. dollars, U.S. GAAP)

                                                                                     COMBINED
                                                                                      MARCH 31            June 30
                                                                                       1999                1998
                                                                                    -----------         -----------
                                     ASSETS
CURRENT
Cash and cash equivalents                                                           $         0         $   142,175
Accounts receivable                                                                     235,132              11,782
Inventories                                                                               4,456                  --
Corporate taxes recoverable                                                                  --                  --
Prepaid expenses                                                                          3,474                 764
                                                                                    -----------         -----------
                                                                                        243,062             154,721

FIXED ASSETS                                                                             32,792               3,018
INTANGIBLE ASSETS - DEFERRED CHARGES                                                      4,880               5,096
                                                                                    -----------         -----------

TOTAL ASSETS                                                                            280,734             162,835
                                                                                    ===========         ===========

                                   LIABILITIES

Bank overdraft                                                                           15,314                  --
Accounts payable                                                                        190,257              85,314
Convertible loans                                                                            --             190,253
Shareholder loans                                                                       171,437              20,630
                                                                                    -----------         -----------
                                                                                        377,008             296,197
                                                                                    -----------         -----------
SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock
Authorized
30,000,000 common shares
1,000,000 preference shares
Issued
Common shares                                                                             1,353               1,170
Preferred shares                                                                            500                  --
Paid in capital                                                                       1,069,344             149,174
Accumulated deficit                                                                  (1,167,471)           (283,706)
                                                                                    -----------         -----------
                                                                                        (96,274)           (133,362)
                                                                                    -----------         -----------

TOTAL LIABILITIES AND EQUITY                                                        $   280,734         $   162,835
                                                                                    ===========         ===========

                                AXYN CORPORATION

                PROFORMA CONSOLIDATED STATEMENTS OF NET LOSS AND
                              COMPREHENSIVE INCOME
                            (U.S. dollars U.S. GAAP)

                                            COMBINED
                                          JULY 1,1998 TO     February 24, 1998
                                             MARCH 31            to June 30
                                               1999                 1998
                                           ------------         ------------
REVENUES                                   $    289,402         $      2,242
                                           ------------         ------------

OPERATING EXPENSES
Selling, general and administrative           1,173,167              245,994
Research and development                             --               38,257
Amortization of goodwill                             --                   --
Amortization                                          0                1,697
                                           ------------         ------------
                                              1,173,167              285,948
                                           ------------         ------------

NET LOSS AND COMPREHENSIVE INCOME          $   (883,765)        $   (283,706)
                                           ============         ============


LOSS PER SHARE
Basic                                             (0.07)               (0.02)
WEIGHTED AVERAGE NUMBER OF SHARES
Basic                                        13,527,033           11,700,000

                                AXYN CORPORATION

         PROFORMA CONSOLIDATED  STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                                        (U.S. dollars, U.S. GAAP)
                                                    Common        Preferred       Amount $       Deficit $        Total $
BALANCES, FEBRUARY 24, 1998                                0               0               0               0               0

Issuance of shares:
Private placement of shares                        8,072,367                          68,851               0          68,851
Issued for services                                2,386,366                          79,115               0          79,115
Acquisition of Monroe Group                           71,267                           2,377               0           2,377
Reverse take-over                                  1,170,000                               1               0               1
Loss                                                       0                               0        (283,706)       (283,706)
                                                  --------------------------     -----------     -----------     -----------

BALANCES, JUNE 30, 1998                           11,700,000              --         150,344        (283,706)       (133,362)

Issuance of shares:
Private placement of shares
    Up to December 31, 1998                          260,532                         390,798               0         390,798
    January 1 to March 31, 1999                      341,501                         512,552               0         512,552
Acquisition of Burlington Systems Integration        225,000                          17,503               0          17,503
Acquisition of Axyn Technologies Corporation        1,000,000         500,000               0              --
Loss                                                                                                (883,765)       (883,765)
                                                  --------------------------     -----------     -----------     -----------
BALANCES, MARCH 31, 1999                          13,527,033         500,000       1,071,197      (1,167,471)        (96,274)
                                                  ==========================     ===========     ===========     ===========

                                AXYN CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              AS AT MARCH 31, 1999
                            (U.S. dollars, U.S. GAAP)

                                                   JULY 1, 1998 TO       February 24 to
                                                       MARCH 31            June 30
                                                         1999                1998
                                                      -----------         -----------
OPERATING ACTIVITIES
Net loss                                              $  (883,765)        $  (283,706)
Non-cash items:
 Amortization                                                  --               1,697
 Shares issued for services                                    --              79,115

                                                      -----------         -----------
                                                         (883,765)           (202,894)
Change in non-cash working capital
 Increase in accounts receivable                         (223,350)            (11,604)
 Increase in inventories                                   (4,457)                 --
 Increase in prepaid expenses                              (2,710)               (753)
 Increase in accounts payable                             104,943              84,033
                                                      -----------         -----------

CASH USED IN OPERATING ACTIVITIES                      (1,009,339)           (131,218)
                                                      -----------         -----------

INVESTING ACTIVITIES
Increase in intangible assets                             (29,774)             (5,964)
Additions to fixed assets                                      --              (3,726)
                                                      -----------         -----------

CASH USED IN INVESTING ACTIVITIES                         (29,774)             (9,690)
                                                      -----------         -----------


FINANCING ACTIVITIES
Convertible loans                                        (190,253)            190,221
Shareholder loans                                         150,807              20,585
Issue of common shares                                    920,353              68,972
Issue of preferred shares                                     500
                                                      -----------         -----------

CASH USED IN FINANCING ACTIVITIES                         881,407             279,778
                                                      -----------         -----------


EFFECT OF EXCHANGE RATE CHANGES ON CASH                       217               3,305
                                                      -----------         -----------

Net increase in cash and cash equivalents                (157,489)            142,175
Cash and cash equivalents, beginning of period            142,175                  --
                                                      -----------         -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD              $   (15,314)        $   142,175
                                                      ===========         ===========

                                AXYN CORPORATION

                         PROFORMA COMBINED BALANCE SHEET

                              AS AT MARCH 31, 1999
                            (U.S. dollars, U.S. GAAP)

                                                   AXYN Combined      Syscan         COMBINED
                                                     March 31        March 31         MARCH 31        June 30
                                                       1999            1999             1999            1998
                                                   -----------      -----------     -----------      -----------
                                     ASSETS
CURRENT
Cash and cash equivalents                          $        --      $         0     $         0      $   142,175
Accounts receivable                                $   276,436          378,967         655,403           11,782
Inventories                                        $     4,457          448,563         453,020               --
Corporate taxes recoverable                        $        --           38,851          38,851               --
Prepaid expenses                                   $     3,474               --           3,474              764
                                                   ----------------------------     -----------      -----------
                                                   $   284,367          866,381       1,150,748          154,721

FIXED ASSETS                                       $    87,163           56,929         144,092            3,018
GOODWILL ON ACQUISITION OF SYSCAN                  $ 1,609,566                0       1,609,566               --
INTANGIBLE ASSETS - DEFERRED CHARGES               $     4,881          259,124         264,005            5,096
                                                   ----------------------------     -----------      -----------

TOTAL ASSETS                                       $ 1,985,977        1,182,434       3,168,411          162,835
                                                   ============================     ===========      ===========

                                   LIABILITIES

Bank overdraft                                     $    11,423          172,052         183,475               --
Accounts payable                                   $   219,282          395,959         615,241           85,314
Convertible loans                                  $        --               --              --          190,253
Loan payable for Syscan shares                     $   841,500               --         841,500
Shareholder loans                                  $   158,455               --         158,455           20,630
                                                   ----------------------------     -----------      -----------
                                                   $ 1,230,660          568,011       1,798,671          296,197
                                                   ----------------------------     -----------      -----------
SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock
Authorized
30,000,000 common shares
1,000,000 preference shares
Issued
Common shares                                      $     1,557               --           1,557            1,170
Preferred shares                                   $       500               --             500               --
Paid in capital                                    $ 1,831,100          577,286       2,408,386          149,174
Accumulated deficit                                $(1,077,840)          37,137      (1,040,703)        (283,706)
                                                   ----------------------------     -----------      -----------
                                                   $   755,317          614,423       1,369,740         (133,362)
                                                   ----------------------------     -----------      -----------

TOTAL LIABILITIES AND EQUITY                       $ 1,985,977      $ 1,182,434     $ 3,168,411      $   162,835
                                                   ============================     ===========      ===========

                                AXYN CORPORATION

                  PROFORMA COMBINED STATEMENTS OF NET LOSS AND
                              COMPREHENSIVE INCOME
                            (U.S. dollars U.S. GAAP)

                                        AXYN Combined       Syscan           COMBINED
                                        July 1,1998 to   July 1,1998 to    JULY 1,1998 TO    February 24, 98
                                           March 31         March 31          MARCH 31         to June 30
                                             1999             1999              1999              1998
REVENUES                                $    404,020      $  1,481,800      $  1,885,820      $      2,242
                                        ------------------------------      ------------      ------------

OPERATING EXPENSES
Selling, general and administrative     $  1,027,383         1,476,051         2,503,434           245,994
Research and development                $         --                --                --            38,257
Amortization of goodwill                $     62,710                --            62,710                --
Amortization                            $     76,674                 0            76,674             1,697
                                        ------------------------------      ------------      ------------
                                        $  1,166,767         1,476,051         2,642,818           285,948
                                        ------------------------------      ------------      ------------

NET LOSS AND COMPREHENSIVE INCOME       $   (762,747)     $      5,749      $   (756,998)     $   (283,706)
                                        ==============================      ============      ============


LOSS PER SHARE
Basic                                                                              (0.05)            (0.02)
WEIGHTED AVERAGE NUMBER OF SHARES
Basic                                                                         15,572,033        11,700,000

                                AXYN CORPORATION

            PROFORMA COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                            (U.S. dollars, U.S. GAAP)

                                                    Common      Preferred      Amount $      Deficit $        Total $
BALANCES, FEBRUARY 24, 1998                                0           0              0              0               0

Issuance of shares:
Private placement of shares                        8,072,367                     68,851              0          68,851
Issued for services                                2,386,366                     79,115              0          79,115
Acquisition of Monroe Group                           71,267                      2,377              0           2,377
Reverse take-over                                  1,170,000                          1              0               1
Loss                                                       0                          0       (283,706)       (283,706)
                                                  ----------------------      ---------     ----------       ---------

BALANCES, JUNE 30, 1998                           11,700,000          --        150,344       (283,706)       (133,362)

Issuance of shares:
Private placement of shares
    Up to December 31, 1998                          260,532                    390,798              0         390,798
    January 1 to March 31, 1999                      341,501                    512,552              0         512,552
Acquisition of Burlington Systems Integration        225,000                     17,503              0          17,503
Acquisition of Axyn Technologies Corporation       1,000,000     500,000              0                             --
Acquisition of Syscan International Inc.           1,300,000                  1,300,000                      1,300,000
Acquisition of Le Group Mobitech Inc.                380,000                          0                             --
Acquisition of Service Internet Quebec Inc.          140,000                     39,246                             --
Acquisition of 9016-7230 Quebec Inc.
   Operating as Profil CDI Multimedia                225,000                          0                             --
Loss                                                                                          (756,997)       (756,997)
                                                  ----------------------      ---------     ----------       ---------

BALANCES, MARCH 31, 1999                          15,572,033     500,000      2,410,443     (1,040,703)      1,369,739
                                                  ======================      =========     ==========       =========

Axyn Corporation


NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Corporation (formerly known as Thor Management Group, Inc.) in U.S. dollars and in accordance with generally accepted accounting principles (`GAAP') in the United States of America (`U.S.').

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these consolidated financial statements reflect all adjustments necessary to state fairly the results for the period presented. Actual results could differ from these estimates.

GOING CONCERN UNCERTAINTY

The financial statements have been prepared by management in accordance with generally accepted accounting principles in the United Statements of America on a going concern basis. This presumes that funds will be available to finance ongoing operations and capital expenditures and permit the realization of assets at their carrying values and the payment of liabilities in the normal course of operations for the foreseeable future. The Company's ability to continue as a going concern is dependent upon its ability to achieve sufficient revenues to cover expenses, or to obtain appropriate levels of financing on a timely basis, the outcome of which cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities what might be necessary should the Company be unable to continue its operations as a going concern.

BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Acquisitions during the period have been accounted for using the purchase method.

The financial statements of the parent company and its subsidiaries have been translated into U.S. dollars in accordance with the Financial Accounting Standards Board (SASB) Statement No. 52, Foreign Currency Translation. All assets, liabilities, revenues, and expenditure amounts have been translated using the exchange rates in effect at the applicable period end. Currency transaction gains or losses are immaterial for all periods presented.

REVENUE

Revenue from consulting, and other services is recognized at the time such services are rendered. Revenue from software license sales is recognized upon delivery, if collectability is assured. Revenue from maintenance or support is deferred and recognized ratably over the term of the contract.

CASH AND CASH EQUIVALENTS

Cash includes cash equivalents, which are investments that are generally held to maturity and have terms of three months or less at the time of acquisition. Cash equivalents typically consist of term deposits with major North American banks. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair value.

FIXED ASSETS

Fixed assets are recorded at costs. Office furniture and equipment are amortized 20%, straight-line.

INTANGIBLE ASSETS

Intangible assets represent patent costs. Patent costs are recorded at cost. Related amortization is calculated by the straight-line method over a period of three years.

Software development costs are expenses as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to the establishment of technological feasibility do not meet these criteria and are expenses as incurred. Research costs are expenses as incurred. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the enacted tax rates and laws.

NET LOSS PER SHARE

Net loss per common share has been computed on the basis of the weighted average number of shares outstanding. In accordance with the rules of the Securities and Exchange

Commission, any stock sold at a nominal value, as compared to the public offering, should be considered outstanding for the entire period.

2.  ACCOUNTS RECEIVABLE

Accounts receivable include no allowance for doubtful accounts.

3. FIXED ASSETS

------------------------------------------------------------------------------------------
                                              March 1999                        1998
------------------------------------------------------------------------------------------
                                              Accumulated      Net Book
                                   Cost      Amortization       Value
------------------------------------------------------------------------------------------
                                     $             $              %
------------------------------------------------------------------------------------------
Office furniture and
  equipment                       47,511       (14,719)         32,792          3018
------------------------------------------------------------------------------------------

4. INTANGIBLE ASSETS

------------------------------------------------------------------------------------------
                                                1999                             1999
                                             Accumulated       Net Book
                                Cost        Amortization        Value
                                  $               $               %
Patents                         6,040           (944)           5,096           5,096
------------------------------------------------------------------------------------------

5. PURCHASE ACCOUNTING AND REVERSE TAKE-OVER

Effective June 17, 1998 Axyn Canada Corporation acquired 100% of the issued and outstanding common shares of The Monroe Group Inc., a development stage corporation consulting in the area of information technology and Year 2000 system solutions. As at the time of acquisition the company had net assets of $2,377 which represented the fair market value.

Effective July 18, 1998, Axyn Corporation (formerly known as Thor Management Group Inc.) acquired 100% of the issued and outstanding common shares of Axyn Canada Corporation. At the date of acquisition, Axyn Corporation was a non-operating company. By this transaction, sufficient common shares of Axyn Corporation were issued so that a controlling interest of the corporation group passed to the former shareholders of Axyn Canada Corporation. Accordingly, for accounting purposes, Axyn Canada Corporation was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, Axyn Corporation, is deemed to be a continuation of Axyn Canada Corporation and accordingly, these financial statements are a continuation of the financial statements of the legal subsidiary, and not the legal parent. In making the acquisition, Axyn Canada Corporation acquired net liabilities of approximately $1,725 which amount has been expensed. The acquisition has been accounted for using the

Effective November 20, 1998 Axyn Canada Corporation acquired 100% of the issued and outstanding common shares of Burlington Systems Integration Inc. As at the time of acquisition the company had net assets of $17,503 which represented the fair market value.

6. CONVERTIBLE LOANS

The convertible loans are non-interest bearing with no specified terms of repayment; however, upon closing of any further public offering, the convertible loan holders have the right to convert such loans to common stock at a value of $1.50 per share.

7. SHAREHOLDER LOANS

Shareholder loans are due upon demand and bear interest at Nation Bank's prime rate plus 2%.

8. COMMITMENTS AND  CONTINGENCIES

The Corporation's offices and certain computer equipment are leased under various terms. The annual aggregate lease expense in fiscal 1998 was $11,250.

The aggregate amount of payments for these operating leases, in each of the next fiscal years is approximately as follows:

                                                                         $
--------------------------------------------------------------------------------
1999                                                                   10,200
2000                                                                    6,100
2001                                                                    6,100

The Corporation has entered into an agreement with a related company for the use of certain technology. An annual maintenance fee of $39,000 is due each year that the technology is continued to be utilized by the Company. Furthermore, revenues derived from the use or sale of such technology will be subject to a maximum royalty of 39% payable to the related company. There were no such charges during fiscal 1999.

The senior officers of the Corporation have employment agreements which provide three years of severance upon termination for an aggregate of approximately $1,125,000.

9. FINANCIAL INSTRUMENTS

CONCENTRATION OF CREDIT RISK

The Corporation operates internationally in one business segment. The Corporation provides consulting services along with developing, marketing, and supporting computer software tools. The Corporation markets and supports these products both directly and through resellers. The Corporation is not dependent on any single customer or group of customers or supplier.

There is no material concentration of credit risk related to the Corporation's position in trade accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of The Corporation's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short term loans, approximate the fair value due to their short maturities.

10. INCOME TAXES

The reported income tax provision differs from the amount computed by applying the US rate. The reasons for this difference and the related tax effects are as follows:

                                                   1999                 1998
                                                     $                    $
--------------------------------------------------------------------------------
Expected tax rate                                    34.0%                34.0%
Expected tax provision                           (300,000)             (96,000)
Foreign Tax rate differences                      (90,000)             (29,000)
Losses not recognized                             390,000              125,000
--------------------------------------------------------------------------------
Reported income tax provision                           0%                   0%

Deferred income taxes result principally from temporary differences in the financial and tax reporting. Significant components of the Corporation's deferred tax assets and liabilities as of March 31, 1999 are as follows:

                                                            1999              1998
                                                              $                 $
-------------------------------------------------------------------------------------
Deferred Tax assets:
    Net change in operating tax loss carryforwards        $ 390,000         $ 125,000
    Net operating tax loss carryforwards                  $ 515,000         $ 125,000
    Valuation allowance for deferred tax assets            (515,000)         (125,000)
-------------------------------------------------------------------------------------
Net deferred tax assets                                                            --

The net change in the total valuation allowance for the period ended March 31, 1999 was $390,000.

Realization of the next deferred tax assets is dependent on generating sufficient taxable income in certain legal entities. Realization is not likely. However, this estimate could change in the near term as future taxable income in the legal entities change.

As of March 31, 1999, the Corporation had tax loss carryforwards of approximately $1,167,000 available to reduce future years' income for tax purposes. These losses expire in 2004 and 2005.

11. SEGMENTED INFORMATION

The Corporation has one reportable segment - computer software tools which the Corporation sells as part of the Corporation's Year 2000 consulting services.

Revenue is derived from the licensing of software and the provision of related services, which include product support, consulting and other services. The Corporation generally licenses software and provides services subject to terms and conditions consistent with industry standards.

Revenue, expenses, assets and liabilities are substantially in Canada.

12. SUBSEQUENT EVENTS

The Corporation is relying upon exemptions from registration believing it to be available under federal and state securities laws in connection with the offering. If it is later determined that a state law exemption was unavailable, the Corporation may be required to rescind any sale(s) in that state and/or take other steps as may be necessary to comply with the state's applicable securities laws.

Subsequent to March 31, 1999, the Corporation acquired 100% of Le Group Mobitech Inc., 100% of Service Internet Quebec Inc, and 9016-7230 Quebec Inc. operating as Profil CDI Multimedia and 58% Syscan International Inc.

Included in the proforma set of financial statements, acquisitions which occurred June 30, 1999 have been included. The following became wholly owned subsidiaries, Le Group Mobitech Inc., Service Internet Quebec Inc., 9016-7230 Quebec Inc. operating as Profil CDI Multimedia. These have been accounted for using the pooling of interest method and all income and expenses have been included in the combined statement of income from July 1, 1998 to March 31, 1999. 58% of Syscan International Inc. was acquired June 30, 1999 for a combination of cash and shares and has been accounted for use the purchase method. The proforma income statement also includes the proportionate income of Syscan for the period July 1, 1998 to March 31, 1999. This is a departure from the purchase method of accounting. The amount of Syscan's sales and net loss included in the proforma income statement are $1,481,800 and $70,925 respectively.

13. PENDING ACCOUNTING STANDARDS

SFAS No. 133 which relates to account for derivative instruments and hedging activities is pending and will be adopted by the Company in Fiscal 2000.